                                [CELESTICA LOGO]

     e l e c t r o n i c s   m a n u f a c t u r i n g   s e r v i c e s


                                     2 0 0 1   a n n u a l   r e p o r t
                                   efficiency

                                   ADAPTABLE

                                   EFFICIENT


               Once the best manufacturing solution is developed, you start again and focus on making it even better.

EFFICIENT AND ADAPTABLE. THESE ARE THE TWO MOST IMPORTANT ATTRIBUTES YOU NEED TO BE A SUCCESSFUL ELECTRONICS MANUFACTURING SERVICES (EMS) PROVIDER. THE WORLD'S TOP TECHNOLOGY DEVELOPERS - THE COMPANIES WHO CREATE ADVANCED INFORMATION TECHNOLOGY, COMMUNICATION NETWORKS OR LEADING-EDGE CONSUMER PRODUCTS - RELY ON EMS PROVIDERS TO PROVIDE THEM WITH THE MOST EFFICIENT AND ADAPTABLE SUPPLY CHAIN AND MANUFACTURING MODEL REGARDLESS OF THE ECONOMIC ENVIRONMENT.

WHETHER INTRODUCING NEW TECHNOLOGY, SCALING UP FOR VOLUME PRODUCTION OR SCALING DOWN TO MEET SWIFT CHANGES IN DEMAND, EMS PROVIDERS ARE FOCUSED ON MANUFACTURING AS THEIR CORE COMPETENCY. THE MORE FOCUSED WE ARE, THE MORE EFFICIENT WE CAN BE FOR OUR CUSTOMERS. CELESTICA IS A TECHNOLOGY MANUFACTURING EFFICIENCY COMPANY FOCUSED ON DRIVING VALUE FOR CUSTOMERS AND SHAREHOLDERS.


CORPORATE PROFILE

CELESTICA IS A WORLD LEADER IN THE DELIVERY OF INNOVATIVE ELECTRONICS MANUFACTURING SERVICES (EMS). WITH 2001 REVENUES IN EXCESS OF US $10 BILLION, CELESTICA IS A GLOBAL OPERATOR OF A HIGHLY SOPHISTICATED MANUFACTURING NETWORK, PROVIDING A BROAD RANGE OF SERVICES TO LEADING OEMS (ORIGINAL EQUIPMENT MANUFACTURERS) IN THE INFORMATION TECHNOLOGY AND COMMUNICATIONS INDUSTRIES. UNRIVALLED IN QUALITY, TECHNOLOGY AND SUPPLY CHAIN MANAGEMENT, CELESTICA PROVIDES COMPETITIVE ADVANTAGE TO ITS CUSTOMERS BY IMPROVING TIME-TO-MARKET, SCALABILITY AND MANUFACTURING EFFICIENCY. CELESTICA HAS MORE THAN 40,000 EMPLOYEES IN OVER 40 LOCATIONS IN THE AMERICAS, EUROPE AND ASIA.

FOR FURTHER INFORMATION ON CELESTICA, VISIT ITS
WEB SITE AT www.celestica.com.

THE COMPANY'S SECURITIES FILINGS CAN ALSO BE
ACCESSED AT www.sedar.com AND www.sec.gov.

quarterly performance
 2001

revenue
---------------------------------
(U.S.$ billions)

Q1                           $2.7
Q2                           $2.7
Q3                           $2.2
Q4                           $2.4


operating margins(1)
---------------------------------
(percentage of revenue)

Q1                           3.9%
Q2                           4.0%
Q3                           3.2%
Q4                           3.7%


earnings (loss) per share
---------------------------------
(U.S.$ diluted)

Q1                         $ 0.25
Q2                         $ 0.06
Q3                         $(0.20)
Q4                         $(0.33)


adjusted earnings per share(2)
---------------------------------
(U.S.$ diluted)

Q1                          $0.39
Q2                          $0.41
Q3                          $0.27
Q4                          $0.31


cash flow from operations
---------------------------------
(U.S. $ millions)

Q1                          $(261)
Q2                          $ 212
Q3                          $ 450
Q4                          $ 889


(1) Earnings before interest, amortization of intangible assets, income taxes, integration costs related to acquisitions and other charges (also referred to as EBIAT).
(2) Based on adjusted net earnings defined as net earnings (loss) adjusted for amortization of intangible assets, integration costs related to acquisitions and other charges, net of related income taxes. Adjusted net earnings is not a GAAP measure. See page 18.
(3)  Restated to reflect the treasury stock method, retroactively applied.

annual performance

revenue
---------------------------------
(U.S. $ billions)

1998                        $ 3.2
1999                        $ 5.3
2000                        $ 9.8
2001                        $10.0


operating margins(1)
---------------------------------
(percentage of revenue)

1998                         3.1%
1999                         3.4%
2000                         3.7%
2001                         3.7%


earnings (loss) per share(3)
---------------------------------
(U.S. $ diluted)

1998                       $(0.47)
1999                       $ 0.40
2000                       $ 0.98
2001                       $(0.26)


adjusted earnings per share(2)(3)
---------------------------------
(U.S. $ diluted)

1998                        $0.42
1999                        $0.72
2000                        $1.44
2001                        $1.38


cash flow from operations
---------------------------------
(U.S. $ millions)

1998                        $  82
1999                        $ (94)
2000                        $ (85)
2001                        $1291

investor
highlights
2001


strong balance sheet
Cash balances of $1.3 billion and unused credit facilities of $1 billion at December 31 strong cash flow
Record cash flow from operations of $1.3 billion

stable operating margins
Operating margins of 3.7% unchanged from 2000


                                    contents

                   CORPORATE PROFILE
                              Inside front cover

                   CHAIRMAN'S MESSAGE
                              2

                   CELESTICA'S 2001 OVERVIEW
                              6

                   UNAUDITED QUARTERLY FINANCIAL HIGHLIGHTS
                              15

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
                              16

                   AUDITORS' REPORT
                              25

                   CONSOLIDATED FINANCIAL STATEMENTS
                              26

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              29

                   SHARE INFORMATION
                              47

                   CORPORATE INFORMATION
                              49

                   DIRECTORS
                              50

                   OFFICERS OF THE COMPANY
                              51

                   CORPORATE VALUES
                              52

                   ENVIRONMENTAL POLICY
                              53

                   GLOBAL LOCATIONS

DEAR FELLOW SHAREHOLDERS,

The "perfect tech storm." It's the best way to describe the unprecedented economic turmoil that technology end markets faced in 2001.

Rapid deterioration in telecommunications end markets, retrenching capital markets and significant corporate restructuring all contributed to making 2001 the most challenging year we have faced in our brief three and a half year history as a public company.

Yet, against the backdrop of this challenging environment, Celestica's execution was strong and our response to these conditions decisive:

o We responded quickly to the needs of our customers by focusing on operating efficiency to drive meaningful cost reduction solutions.

o We generated record cash flow from operations of $1.3 billion, providing enough internal funding to meet the cash acquisition needs of our busiest acquisition year to date.

o Our balance sheet strengthened and was the strongest in our industry, ending the year with $1.3 billion in cash and short-term investments.

o Our operating margins were unchanged from 2000, the only top-tier EMS provider to achieve this.

o We dealt compassionately with the difficult reality of having to restructure our global footprint, including layoffs on a global basis.

o We grew modestly in a year of major economic contraction through acquisitions which added key capabilities, expanded customer relationships and increased our lower cost manufacturing footprint.

In summary, we responded quickly and decisively to the environment and ended the year in a stronger financial position and with a more superior manufacturing footprint than when we began the year.

2    2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

FINANCIAL HIGHLIGHTS

Revenue for the year was $10 billion, a 3% increase over 2000. Core business was down 11%, but was offset by acquisition revenue growth of 14%.

Net loss was $40 million or a loss of $0.26 per share compared to net earnings of $207 million or $0.98 per share in 2000. The net loss includes $273 million in restructuring and other costs of which half were cash costs.

Adjusted net earnings were $321 million or $1.38 per share compared to $304 million or $1.44 per share in 2000.

Operating margins were 3.7%, unchanged from 2000.

Cash flow from operations was a record $1,291 million compared to negative cash flow of $85 million in 2000.

Inventory decreased from $1,664 million to $1,373 million.

Cash and short-term investments increased to $1,343 million compared to $884 million last year.


RESTRUCTURING AND ACQUISITIONS

We implemented some major changes to our global footprint in 2001 in response to weakening end markets and targeted strategic acquisitions. When we began our restructuring activities in 2001, 81% of our facilities were in higher-cost geographies. When the process is complete, that number will drop to 45% giving the company a better-balanced manufacturing footprint.

While restructuring was an important part of our activities in 2001, so was investing in the company for the future. In all, we invested $1.9 billion in key acquisitions that expanded our capabilities in end markets such as communications and broadened our low-cost footprint.

The net of both restructuring and investing activities was that we ended the year with more than 40,000 employees and a very robust global manufacturing footprint with deep technical capabilities at all cost points.


PERFORMANCE VERSUS KEY FINANCIAL GOALS

In 2000, we established four key financial goals for 2003 and our performance was as follows:

REVENUE OF $20 BILLION: This goal has been deferred based on the uncertainty of end markets however longer-term outsourcing opportunities remain significant and Celestica expects to benefit from this trend. Anticipating growth in revenue is important to Celestica as it drives the timing and scope of future investment in information technology, human resources and Celestica's manufacturing footprint.


                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T     3

OPERATING MARGINS OF GREATER THAN 5%: In 2001 our margins were 3.7%, unchanged from 2000. We believe this goal is still achievable based on our ongoing focus on operating efficiency; a rebalancing of our global footprint to lower cost geographies; the achievement of future benefits from our restructuring efforts; and our mix of business which is biased towards more advanced and higher value-add products.

CASH CYCLE OF 25 DAYS: Cash cycle for 2001 was 49 days versus 35 days for 2000. The rapid deterioration of end markets impacted progress on this metric. We feel this goal is still attainable based on the investments we continue to make in our supply chain systems and supporting infrastructure. As business stabilized at the end of the year, cash cycle improvement resumed.

PRE-TAX RETURN ON INVESTED CAPITAL (ROIC) OF GREATER THAN 30%: Our performance on this metric was 14.8% in 2001 compared to 21.6% in 2000. The significant deterioration of end markets impacted items such as inventory efficiency and accounts receivable as we worked with our customers to manage working capital during this downturn. We believe this goal is still attainable based on attaining greater working capital efficiencies with our supply chain capabilities.

OUTLOOK

As we enter 2002, near-term revenue visibility for our communications and information technology customers remains limited. While we can't control end-market demand, we don't feel this should limit our commitment to drive value for our shareholders. Despite the weaker economic environment last year, Celestica became a stronger company and we are well positioned to capitalize on growth opportunities when end markets recover.

Continually improving efficiency is where our priorities will lie and as our 2003 goals reflect, operating efficiency is a company-wide priority with the potential for significant value generation for our shareholders.

Longer-term, the trend for outsourcing is alive and well. Customers continue to look for strong financial partners with focused core competencies capable of offering optimal manufacturing solutions that limit execution risk yet provide global scale and flexibility, a superior technical offering and the most advanced supply chain capabilities.

OUR COMPANY IS FINANCIALLY STRONG AND VALUES DRIVEN

Celestica is a company driven by corporate values (page 52 of this report) based on respect and the highest degree of integrity. In an era where investors are questioning the practices and behaviours of companies, we are proud of the way we conduct our affairs. Our values are real and have been part of the fabric of Celestica from the beginning. I encourage you to read them to gain additional insight into how our company operates.


4    2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

We are also an organization whose behaviour is completely aligned with our primary stakeholders as we believe that to sustainably drive our success, we have to be aligned with our customers and shareholders. This is reflected in our culture and further emphasized by aligning our compensation at all levels of the company to performance metrics such as earnings, returns and customer satisfaction.

Through these beliefs and approaches we have produced a powerful culture that cannot be adequately captured in an annual report. The true test of this culture was seen in 2001 when despite the numerous challenges we faced, our third-party review of corporate-wide customer satisfaction increased and employee satisfaction was maintained despite the difficult environment.

I would like to conclude by thanking our employees for their accomplishments this year. They are consummate professionals and have demonstrated their ability to adapt and rise to the significant challenges of 2001. In our brief history, we have dealt with unprecedented business extremes - both intense growth and swift contractions - and we have executed well. While we can't predict the timing or strength of current or future economic cycles, I do believe that the quality of this organization has positioned Celestica to manage effectively and continue to participate successfully in the significant outsourcing opportunity ahead.

Eugene V. Polistuk

[/s/ EUGENE V. POLISTUK]

Chairman and
Chief Executive Officer


                                 [GROUP PHOTO]

FROM LEFT TO RIGHT:

THOMAS TROPEA - VICE CHAIR, GLOBAL CUSTOMER UNITS AND WORLDWIDE MARKETING AND BUSINESS DEVELOPMENT

MARVIN MaGEE - PRESIDENT AND CHIEF OPERATING OFFICER

EUGENE POLISTUK - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

ANTHONY PUPPI - EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND GENERAL MANAGER, GLOBAL SERVICES

                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T     5
                           outsourcing     network

CELESTICA DOESN'T JUST RUN PLANTS, IT RUNS A NETWORK - A MANUFACTURING NETWORK. A NETWORK CONSISTING OF A ROBUST, GLOBAL SET OF SKILLS AND TOOLS THAT EFFICIENTLY MANAGES PRODUCTION REGARDLESS OF GEOGRAPHY, COST-POINT, TECHNOLOGY OR END-MARKET DEMAND. THE SUCCESS OF THIS NETWORK IS DETERMINED BY HOW WELL IT CAN RESPOND TO BOTH THE CHALLENGES AND OPPORTUNITIES IN OUTSOURCING.

--------------------------------------------------------------------------------
INCREASINGLY, GLOBAL TECHNOLOGY OEMS ARE TURNING TO EMS COMPANIES TO HANDLE THE MANUFACTURING OF ELECTRONICS. BY LEVERAGING SIGNIFICANT GLOBAL SCALE AND THE CAPABILITY TO PROVIDE A WIDE ARRAY OF MANUFACTURING SERVICES TO A DIVERSE CUSTOMER SET, EMS COMPANIES ARE ABLE TO BE EXTREMELY EFFICIENT AND PASS ON SIGNIFICANT COST SAVINGS AND FLEXIBILITY ADVANTAGES TO THEIR CUSTOMERS.
--------------------------------------------------------------------------------


DYNAMIC OUTSOURCING MARKETS REQUIRE FLEXIBILITY: The total demand for outsourcing has three primary drivers. The first is general electronics demand. Last year, a difficult demand environment for technology products resulted in our base business declining by 11%. However, the second driver of outsourcing - the trend toward outsourcing - continued to be strong. The weak economic environment last year drove all our customers to increasingly outsource their products to reduce costs and increase flexibility. Customers are increasingly outsourcing existing and new programs to EMS providers, and some customers outsource because they don't have any manufacturing facilities. The third driver of outsourcing is OEM divestitures - where OEMs take a significant step towards the outsourcing model by transferring entire manufacturing operations to EMS partners. Last year revenue from acquisitions grew 14% as Celestica completed some of its largest acquisitions. OEM divestures are fundamentally a transition of business to the EMS provider as the purchase price is primarily based on working capital needed for production.

A MANUFACTURING NETWORKS' RESPONSE TO THE OUTSOURCING MARKET: Managing this dynamic outsourcing market requires a commitment to key technologies and a focus on intellectual assets. It may sound counter-intuitive, but production equipment and buildings are actually the least critical aspects of being a successful EMS provider. To be efficient, EMS companies must be able to seamlessly manage the inflow of components worldwide, optimize production between factories and continually balance inventories with demand. Managing this pulsing network is not easy. What makes Celestica a leader in the EMS industry is the employment of highly skilled manufacturing and supply chain management professionals who deploy extremely disciplined processes and leverage a wide variety of IT tools to help them manage a very complex global business.

Since supply chain management forges the links between our factories, our customers and our suppliers, the systems our professionals use are critical to the efficiency of the company. From its inception, Celestica has viewed supply chain IT investment as a vital component to being a world-class EMS provider. Our supply chain IT strategy is simple: make the system homogenous, deploy it globally, and run it with the singular focus of maximizing efficiency and adaptability for the needs of the customer. Our investments have resulted in common enterprise resource planning systems that use best-of-breed applications in the areas of advanced planning, engineering, manufacturing and data management.

It is this systematic integration of our manufacturing network - the tools, the people, the processes - that gives Celestica a competitive advantage to respond to the growing outsourcing opportunity.

                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T     7
                             core     competency

A SINGULAR FOCUS ON CORE MANUFACTURING SERVICES ENABLED CELESTICA TO MANAGE EFFECTIVELY THROUGH THE TECHNOLOGY STORM OF 2001.

--------------------------------------------------------------------------------
IN ITS SIMPLEST FORM, CELESTICA'S "HORIZONTAL" MANUFACTURING MODEL IS BASED ON AN ADVANCED SUPPLY CHAIN OFFERING INCLUDING DESIGN SERVICES, ADVANCED CIRCUIT BOARD ASSEMBLY, HIGHLY-ADVANCED TESTING SERVICES, ORDER FULFILLMENT AND AFTER-MARKET SUPPORT SUCH AS REPAIR SERVICES. A FOCUS ON THESE CORE COMPETENCIES ALLOWS CELESTICA TO DRIVE EFFICIENCY FOR ITS CUSTOMERS.
--------------------------------------------------------------------------------


Horizontal versus vertical manufacturing models. Different approaches as to how to best service customers. A horizontal model focuses on providing a core set of manufacturing services while using a network of leading suppliers to manage other parts of the manufacturing supply chain. A vertical model is similar but also provides additional parts of the supply chain such as component or board manufacturing as well as other services. One model is not necessarily better than the other - they're just different, with different attributes in areas such as requirements for capital investment and operating margin volatility.

Celestica has focused on a horizontal model since its inception. Our view is that a horizontal model is the simplest model and allows for maximum efficiency for customers. In our current horizontal service offerings (design, assembly, test, repair), we have the best capability and global scale to provide the most competitive and most flexible offering. Outside of these horizontal services, where we have chosen not to build the scale or focus, we partner with suppliers who have made those areas their singular core competency. Our approach is to establish a "virtual verticalization" model, one that allows us to provide our customers with the best solution without owning those services or having to divert capital to non-core operations or competing with suppliers.

We feel strongly that our suppliers (who can sometimes be competitors as well) typically will have better scale, better focus or better deployment of what is a non-core service to us but core to them. Our approach is to leverage the best practices incosts and technologies wherever they exist. From a customer offering perspective, our focus is to provide the best solution regardless of how that solution can be provided.

From a financial perspective, an optimized horizontal model can produce greater stability in operating margins. We saw this in a very turbulent 2001, where our operating margins were unchanged from 2000. A horizontal model can also be less capital intensive, with capital expenditures on average running between 1% and 3% of revenue. We also believe that a predominantly horizontal model with superior supply chain capabilities can potentially drive better and more consistent inventory turns, a lower cash cycle and ultimately higher returns.

At Celestica, we continually evaluate our manufacturing model because adaptability is a key aspect of being a successful EMS provider. We're a firm believer that a company can afford to make changes, but it can't afford to be confused as to what is its core competency.

                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T     9
                                     global



                                     scope


WHILE 2001 WAS A YEAR OF RESTRUCTURING FOR CELECTICA AND THE TECHNOLOGY INDUSTRY AS A WHOLE, IT WAS ALSO A YEAR OF GLOBAL INVESTMENT FOR CELESTICA AS THE COMPANY LOOKED TO REBALANCE ITS GLOBAL MANUFACTURING FOOTPRINT.

--------------------------------------------------------------------------------
IN 2001, CELESTICA INCURRED $237 MILLION IN RESTRUCTURING CHARGES AS THE
COMPANY RESPONDED DECISIVELY TO THE RAPID CHANGE IN END-MARKET DEMAND. AT THE SAME TIME, CELESTICA INVESTED STRATEGICALLY IN ACQUISITIONS THAT BETTER POSITIONED THE COMPANY FOR FUTURE OUTSOURCING OPPORTUNITIES.
--------------------------------------------------------------------------------


Celestica restructured its corporate footprint in 2001. It was the first major restructuring the company has undergone since becoming a dedicated outsourcing provider in the mid-1990s. These actions included closing 18 facilities, reducing overall capacity by 25% and reducing staffing levels by 30%.

Offsetting the restructuring were the major investments of $1.9 billion for acquisitions. Importantly, our operations internally generated the cash flow to fund the $1.3 billion in cash required for these acquisitions. The acquisitions included expanded OEM outsourcing divestitures - such as transactions with Lucent Technologies in the U.S. and Sagem S.A. in the Czech Republic - as well as EMS industry consolidations which included Omni Industries of Singapore. These transactions play an important role in building the global scope of the company's manufacturing footprint by adding intellectual assets, key customer relationships,low-cost geographic capabilities and leading-edge technologies.

The primary focus of the restructuring and acquisitions was to adjust capacity to meet lower demand and increase capacity in lower-cost geographies. At the start of 2001, 81% of our facilities were in higher-cost geographies. At the end of the restructuring, that number will drop to 45%.

While low-cost manufacturing locations are an important part of the company's global footprint, not all technology products - now or in the future - will be made exclusively in these geographies. This is particularly true of the most advanced technology products - a dominant market for Celestica - where new product introductions and volume production are more suited to locations with deep engineering infrastructure, sophisticated manufacturing capability and advanced testing techniques.

In the future, Celestica will participate in additional outsourcing acquisitions, but only those that can meet our very strict criteria in the areas of financial returns, capability, customer quality and geographic footprint. While acquisitions pose integration challenges and risks, Celestica has developed one of the industry's most experienced integration teams, with approximately 30 acquisitions completed in the past five years. By continuing with our highly-disciplined approach, future acquisitions will continue to play a key role in value creation at Celestica.

                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    11

          Financial
          Performance



WITH THE SIGNIFICANT END-MARKET VOLATILITY EXPERIENCED IN 2001, CELESTICA FOCUSED ON IMPROVING OPERATING EFFICIENCY AND PRODUCED SOLID RESULTS.

--------------------------------------------------------------------------------
IN A CHALLENGING ECONOMIC ENVIRONMENT, CELESTICA ENDED 2001 IN A STRONGER FINANCIAL POSITION THAN WHEN IT STARTED THE YEAR. THE COMPANY DROVE RECORD CASH FLOW AND ENDED THE YEAR WITH THE INDUSTRY'S STRONGEST BALANCE SHEET. OPERATING MARGINS WERE UNCHANGED AND THE COMPANY IMPROVED REVENUE DIVERSIFICATION IN ITS TOP 10 CUSTOMERS.
--------------------------------------------------------------------------------


REVENUE GROWTH: In 2001, Celestica had revenue of $10,004 million, a 3% increase over $9,752 million last year. This modest growth was based on a 14% increase from revenue through acquisitions, offset by an 11% decrease in our base business volumes. Organic revenue was impacted by a broad, across-the-board decrease in demand in multiple IT and communications end markets. Acquisition growth was driven by EMS consolidation transactions and OEM divestitures.

REVENUE SEGMENTATION: In 2001, Celestica continued to focus on building its diversified revenue portfolio with industry-leading OEMs. Communications represented 36% of revenue, servers was 31%, storage and other 18%, workstations 10% and PC's 5%. The company had three customers over 10% - Sun, IBM and Lucent -and the company's top 10 customers represented 84% of total revenue. On a geographic basis, the Americas represented 62% of production, Europe was 29% and Asia was 9%.

OPERATING MARGINS: Despite the drop in the company's base revenue volumes, operating margins remained unchanged in 2001 at 3.7%. This was achieved through the company's focus on reducing costs and improving operating efficiencies. Also contributing were the restructuring activities announced in 2001. Costs associated with restructuring and other charges were $273 million, of which $138 million were cash costs. This included the consolidation of 18 facilities in higher-cost locations. Celestica targeted a payback of the cash costs within 12 months from when these costs are incurred.

RETURNS AND CASH CYCLE: Pre-tax return on invested capital (ROIC) was 14.8% in 2001 compared to 21.6% in 2000. The decrease was due to the overall weaker economic environment that impacted working capital performance. Correspondingly, cash cycle in 2001 was 49 days compared to 35 days in 2000. The company has goals for 2003 of getting ROIC to greater than 30% with a cash cycle of 25 days.

BALANCE SHEET: Celestica's balance sheet is very strong. Cash and short-term investments balance at the end of 2001 was $1,343 million and debt to capitalization ratio was 21% (including convertible notes as debt). The company also has unused credit facilities of $1 billion, giving Celestica ample financial capacity to pursue growth opportunities.

                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    13

QUARTERLY HIGHLIGHTS

UNAUDITED QUARTERLY FINANCIAL HIGHLIGHTS (in millions of U.S. dollars, except per share amounts)


2001                                          FIRST QUARTER   SECOND QUARTER      THIRD QUARTER     FOURTH QUARTER      TOTAL YEAR
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE                                       $2,692.6        $2,660.7            $2,203.0          $2,448.2            $10,004.4
EBIAT (1)                                     $  104.3        $  105.8            $   70.1          $   90.9            $   371.1
% (1)                                              3.9%            4.0%                3.2%              3.7%                 3.7%
NET EARNINGS (LOSS)                           $   54.8        $   15.8            $  (38.7)         $  (71.8)           $   (39.8)
ADJUSTED NET EARNINGS (2)                     $   87.3        $   93.1            $   64.7          $   75.5            $   320.6
%                                                  3.2%            3.5%                2.9%              3.1%                 3.2%
AVERAGE NET INVESTED CAPITAL (5)              $2,471.3        $2,674.8            $2,740.1          $2,479.1            $ 2,506.3
-----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE # OF
SHARES OUTSTANDING (IN MILLIONS)
- BASIC                                          203.6           207.0               218.1             227.1                213.9
- DILUTED (3)                                    223.1           225.5               218.1             227.1                213.9
BASIC EARNINGS (LOSS) PER SHARE               $   0.25        $   0.06            $  (0.20)         $  (0.33)           $   (0.26)
DILUTED EARNINGS (LOSS) PER SHARE (3)         $   0.25        $   0.06            $  (0.20)         $  (0.33)           $   (0.26)
DILUTED ADJUSTED EARNINGS PER SHARE (4)       $   0.39        $   0.41            $   0.27          $   0.31            $    1.38
-----------------------------------------------------------------------------------------------------------------------------------
ROIC (5)                                          16.9%           15.8%               10.2%             14.7%               14.8%


2000                                          FIRST QUARTER   SECOND QUARTER      THIRD QUARTER     FOURTH QUARTER      TOTAL YEAR
-----------------------------------------------------------------------------------------------------------------------------------
Revenue                                       $1,612.3        $2,091.9            $2,600.1          $3,447.8            $9,752.1
EBIAT (1)                                     $   52.6        $   72.3            $   98.4          $  138.6            $  361.9
% (1)                                              3.3%            3.5%                3.8%              4.0%                3.7%
Net earnings                                  $   26.1        $   41.4            $   55.7          $   83.5            $  206.7
Adjusted net earnings (2)                     $   39.5        $   63.7            $   83.9          $  117.0            $  304.1
%                                                  2.4%            3.0%                3.2%              3.4%                3.1%
Average net invested capital (5)              $1,160.6        $1,518.2            $1,912.9          $2,131.3            $1,674.7
Weighted average # of
shares outstanding (in millions)
- basic                                          190.1           202.7               203.0             203.2               199.8
- diluted (6)                                    199.5           211.9               220.0             222.6               211.8
Basic earnings per share                      $   0.14        $   0.20            $   0.26          $   0.39            $   1.01
Diluted earnings per share (6)                $   0.13        $   0.20            $   0.25          $   0.38            $   0.98
Diluted adjusted earnings per share (6)       $   0.20        $   0.30            $   0.38          $   0.53            $   1.44
-----------------------------------------------------------------------------------------------------------------------------------
ROIC (5)                                          18.1%           19.1%               20.6%             26.0%               21.6%


(1) Earnings before interest, amortization of intangible assets, income taxes, integration costs related to acquisitions and other charges (also referred to as operating margin).

(2) Net earnings (loss) adjusted for amortization of intangible assets, integration costs related to acquisitions and other charges, net of related income taxes. Adjusted net earnings is not a GAAP measure.
See page 18.

(3) For the third and fourth quarter and total year 2001, excludes the effect of options and convertible debt as they are anti-dilutive due to the net loss.

(4) For purposes of calculating diluted adjusted earnings per share for the third and fourth quarter and total year 2001, the weighted average number of shares outstanding in millions was 235.7, 244.5 and 232.9, respectively.

(5) ROIC is calculated as EBIAT/average net invested capital. Net invested capital includes tangible assets less cash, accounts payable, accrued liabilities and income taxes payable.

(6) Shares outstanding and per share amounts for 2000 have been restated to reflect the treasury stock method, retroactively applied.


                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    15

MANAGEMENT'S DISCUSSION AND ANALYSIS of financial condition and results of operations

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2001.

Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations, including, without limitation, statements containing the words believes, anticipates, estimates, expects, and words of similar import, constitute forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties which could cause actual results to differ materially from those anticipated in these forward-looking statements. Among the key factors that could cause such differences are: the level of overall growth in the electronics manufacturing services (EMS) industry; lower-than-expected customer demand; component constraints; our variability of operating results among periods; our dependence on the computer and communications industries; our dependence on a limited number of customers; and our ability to manage expansion, consolidation and the integration of acquired businesses. These and other factors are discussed in the Company's filings with SEDAR and the U.S. Securities and Exchange Commission.

GENERAL

Celestica is a leading provider of electronics manufacturing services to OEMs worldwide with 2001 revenue of $10.0 billion. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex PCAs and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management and power products. Celestica operates facilities in North America, Europe, Asia and Latin America.

Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in Note 22 to the 2001 Consolidated Financial Statements.

ACQUISITIONS

A significant portion of Celestica's growth has been generated by strengthening its customer relationships and increasing the breadth of its service offerings through facility and business acquisitions.

2000 ACQUISITIONS:

In February and May, 2000, the Company acquired certain assets from the Enterprise Systems Group and Microelectronics Division of IBM in Rochester, Minnesota and Vimercate and Santa Palomba, Italy, respectively, for a total purchase price of $470.0 million. The purchase price, including capital assets, working capital and intangible assets, was financed with cash on hand. The Company signed two three-year strategic supply agreements with IBM to provide a complete range of electronics manufacturing services. The Rochester, Minnesota operation provides printed circuit board assembly and test services. The Vimercate operation provides printed circuit board assembly services and the Santa Palomba operation provides system assembly services. Approximately 1,800 employees joined Celestica from the IBM acquisition.

In June 2000, Celestica acquired NDB Industrial Ltda., NEC Corporation's wholly-owned manufacturing subsidiary in Brazil. The Company signed a five-year supply agreement to manufacture NEC communications network equipment for the Brazilian market. Approximately 680 employees joined Celestica. This acquisition enhanced the Company's presence in South America and put Celestica in a leadership position with communications and internet infrastructure customers. In August 2000, the Company acquired Bull Electronics Inc., the North American contract manufacturing operation of Groupe Bull of France. In November 2000, Celestica acquired NEC Technologies
(UK) Ltd., in Telford, UK. The aggregate price for these three acquisitions in 2000 was $169.8 million. In 2000, Celestica also established a green field operation in Singapore.

2001 ASSET ACQUISITIONS:

In February 2001, Celestica acquired certain manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. and signed supply agreements for two and three years, respectively. This acquisition expanded the Company's business relationship with Motorola, a leading telecom wireless customer. In March 2001, Celestica acquired certain assets relating to N.K. Techno Co. Ltd 's repair business, which expanded the Company's presence in Japan, and established a greenfield operation in Shanghai. In May 2001, Celestica acquired certain assets from Avaya Inc. in Little Rock, Arkansas and Denver, Colorado and in August 2001, acquired certain assets in Saumur, France. The Company signed a five-year supply agreement with Avaya which positioned Celestica as Avaya's primary outsourcing partner in the area of printed circuit board and system assembly, test, repair and supply chain management for a broad range of its telecommunications products. In August 2001, Celestica acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. The Company signed a five-year supply agreement with Lucent, which positions Celestica as the leading EMS provider for Lucent's North American switching, access and wireless networking systems products.

The aggregate price for these asset acquisitions in 2001 of $834.1 million was financed with cash.


16   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

MANAGEMENT'S DISCUSSION AND ANALYSIS of financial condition and results of operations

2001 BUSINESS COMBINATIONS:

In January 2001, Celestica acquired Excel Electronics, Inc. through a merger with Celestica (U.S.) Inc. which enhanced the Company's prototype service offering in the southern region of the United States. In June 2001, Celestica acquired Sagem CRs.r.o., in the Czech Republic, from Sagem SA, of France, which enhanced the Company's presence in central Europe and positioned Celestica as Sagem's primary EMS provider. In August 2001, Celestica acquired Primetech Electronics Inc. (Primetech), an electronics manufacturer in Canada. This acquisition provided Celestica with additional high complexity manufacturing capability and an expanded global customer base. The purchase price for Primetech was financed primarily with the issuance of 3.4 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company.

In October 2001, Celestica acquired Omni Industries Limited (Omni). Omni is an EMS provider, headquartered in Singapore, with locations in Singapore, Malaysia, China, Indonesia and Thailand and has approximately 9,000 employees. Omni provides printed circuit board assembly and system assembly services, as well as other related supply chain services including plastic injection molding and distribution. Omni manufactures products for industry leading OEMs in the PC, storage and communications sectors. The acquisition significantly enhanced Celestica's EMS presence in Asia. The purchase price of Omni of $865.8 million was financed with the issuance of 9.2 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company and $479.5 million in cash.

The aggregate purchase price for these business combinations in 2001 was $1,093.3 million, of which $526.3 million was financed with cash.

The Company is in the process of obtaining third-party valuations of certain assets for the Primetech and Omni acquisitions. The fair value allocations of the purchase price are subject to refinement and could result in adjustments between goodwill and other net assets.

Consistent with its past practices and as a normal course of business, Celestica may at any time be engaged in ongoing discussions with respect to several possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in several industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue any current discussions and actively pursue other acquisition opportunities.

RESULTS OF OPERATIONS

Celestica's revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, component supply availability and the timing of acquisitions. There is no certainty that the historical pace of Celestica's acquisitions will continue in the future.

Celestica's contractual arrangements with its key customers generally provide a framework for its overall relationship with the customer. Celestica recognizes product revenue upon shipment to the customer as performance has occurred, all customer specified acceptance criteria have been tested and met, and the earnings process is considered complete. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes its risk relative to its inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

Celestica's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in materials costs, and relative mix of value add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Celestica's annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage inventory and capital assets effectively, the timing of expenditures in anticipation of increased sales, the timing of acquisitions and related integration costs, customer product delivery requirements and shortages of components or labour. Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter. In 2001, weak end-market conditions in the telecommunications and information technology industries resulted in customers rescheduling and cancelling orders. This has impacted Celestica's results of operations.


                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    17

MANAGEMENT'S DISCUSSION AND ANALYSIS of financial condition and results of operations

The table below sets forth certain operating data expressed as a percentage of revenue for the years indicated:

                                                    YEAR ENDED DECEMBER 31
-------------------------------------------------------------------------------
                                                 1999        2000        2001
-------------------------------------------------------------------------------

Revenue                                         100.0%      100.0%      100.0%
Cost of sales                                    92.8        92.9        92.9
-------------------------------------------------------------------------------
Gross profit                                      7.2         7.1         7.1
Selling, general and administrative expenses      3.8         3.3         3.4
Amortization of intangible assets                 1.0         1.0         1.3
Integration costs related to acquisitions         0.2         0.2         0.2
Other charges                                     0.0         0.0         2.7
-------------------------------------------------------------------------------
Operating income (loss)                           2.2         2.6         (0.5)
Interest expense (income), net                    0.2        (0.2)        (0.1)
-------------------------------------------------------------------------------
Earnings (loss) before income taxes               2.0         2.8         (0.4)
Income taxes                                      0.7         0.7          0.0
-------------------------------------------------------------------------------
Net earnings (loss)                               1.3%        2.1%        (0.4)%
-------------------------------------------------------------------------------


ADJUSTED NET EARNINGS
(in millions)



                                            $320.6
                                $304.1



                    $123.0


        $45.3



        1998        1999        2000        2001

ADJUSTED NET EARNINGS

As a result of the significant number of acquisitions made by Celestica over the past few years, management of Celestica uses adjusted net earnings as a measure of operating performance on an enterprise-wide basis. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets) and the related income tax effect of these adjustments. Adjusted net earnings is not a measure of performance under Canadian GAAP or U.S. GAAP. Adjusted net earnings should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian GAAP or U.S. GAAP or as a measure of operating performance or profitability. Adjusted net earnings does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The following table reconciles net earnings (loss) to adjusted net earnings:

                                                    YEAR ENDED DECEMBER 31
-------------------------------------------------------------------------------
                                                 1999        2000        2001
-------------------------------------------------------------------------------
                                                         (in millions)
-------------------------------------------------------------------------------

Net earnings (loss)                             $ 68.4      $206.7      $(39.8)
Amortization of intangible assets                 55.6        88.9       125.0
Integration costs related to acquisitions          9.6        16.1        22.8
Other charges                                        -           -       273.1
Income tax effect of above                       (10.6)       (7.6)      (60.5)
-------------------------------------------------------------------------------
Adjusted net earnings                           $123.0      $304.1      $320.6
-------------------------------------------------------------------------------
As a percentage of revenue                         2.3%        3.1%        3.2%
-------------------------------------------------------------------------------


REVENUE

Revenue increased 3%, to $10,004.4 million in 2001 from $9,752.1 million in 2000. Acquisition revenue grew by 14%, offset by an 11% decline in base business volumes. The acquisition growth was a result of strategic acquisitions in the communications industry, primarily in the U.S. and Asia. The Company defines acquisition revenue as revenue from businesses acquired in the preceding 12 months. Organic revenue declined in 2001 due to the softening of end markets. The visibility of future end-market conditions is limited.


18   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

MANAGEMENT'S DISCUSSION AND ANALYSIS of financial condition and results of operations

Revenue from the Americas operations decreased 3% to $6,334.6 million in 2001 from $6,542.7 million in 2000 primarily due to continued end-market softening which was partially offset by acquisitions. Revenue from European operations increased 6% to $3,001.3 million in 2001 from $2,823.3 million in 2000 due to the flow through of the IBM acquisition from 2000 and from the 2001 acquisitions, partially offset by the general industry downturn. Revenue from Asian operations increased 14% to $991.1 million in 2001 from $871.6 million in 2000 primarily due to the Omni acquisition offset in part by the general industry downturn. Inter-segment revenue in 2001 was $322.6 million, compared to $485.5million in 2000. We expect that the Americas and Asian operations will benefit in the future from the flow through of the 2001 acquisitions.

Revenue from customers in the communications industry in 2001 was36% of revenue compared to 31% and 25% of revenue in2000 and 1999, respectively. Revenue from customers in the server-related business in 2001 was 31% compared to 33% and 25%of revenue in 2000 and 1999, respectively. Revenue in the communications industry benefited from our recent acquisitions.

REVENUE
(in billions)

                                 $9.8       $10.0




                      $5.3


        $3.2



        1998           1999       2000       2001

Revenue increased 84%, to $9,752.1 million in 2000 from $5,297.2 million in 1999. This increase resulted from growth achieved both organically and through strategic acquisitions. This growth was driven by customers in the communications and server industries. Organic revenue growth in 2000 was 50% and represented approximately 59% of the total year-over-year growth. Organic growth came from growth in existing business and new customers across all geographic segments. The IBM acquisition accounted for the majority of the acquisition growth in 2000. Revenue from the Americas operations grew 82%, to $6,542.7 million in 2000 from $3,587.5 million in 1999. Revenue from European operations grew 155%, to $2,823.3 million in 2000 from $1,108.6 million in 1999. The Italian facilities generated over half of Europe's increase from the prior year, with the remainder due to an overall increase in Europe's base business. Revenue from Asian operations increased 23%, to $871.6 million in 2000 from $710.2 million in 1999. Inter-segment revenue in 2000 was $485.5 million, compared to $109.1 million in 1999.

The following customers represented more than 10% of total revenue for each of the indicated years:


                            1999          2000          2001
------------------------------------------------------------

Sun Microsystems            X             X             X
IBM                                       X             X
Lucent Technologies                                     X
Hewlett-Packard             X
Cisco Systems               X


Celestica's top-five customers represented in the aggregate 67% of total revenue in 2001 compared to 69% in 2000 and 68% in 1999. The Company is dependent upon continued revenue from its top customers. There can be no assurance that revenue from these or any other customers will not increase or decrease as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. See notes 17 (concentration of risk) and 19 to the Consolidated Financial Statements.

GROSS PROFIT

Gross profit increased 4%, to $712.5 million in 2001 from $688.0 million in 2000. Gross margin was 7.1% in 2001, consistent with 2000. Margins were maintained due to continued focus on costs and supply chain initiatives and the benefits of restructuring actions.

Gross profit increased 80%, to $688.0 million in 2000 from $382.5 million in 1999. Gross margin decreased to 7.1% in 2000 from 7.2% in 1999. Gross margin decreased as a result of a change in product mix and start-up costs for new programs, particularly in Mexico.

For the foreseeable future, the Company's gross margin is expected to depend primarily on product mix, production efficiencies, utilization of manufacturing capacity, start-up activity, new product introductions and pricing within the electronics industry. Over time, gross margins at individual sites and for the Company as a whole are expected to fluctuate. Changes in product mix, additional costs associated with new product introductions and price erosion within the electronics industry could adversely affect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.


                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    19

MANAGEMENT'S DISCUSSION AND ANALYSIS of financial condition and results of operations

SG & A PERCENTAGE
(percentage of revenue)


        4.0%
                      3.8%
                                            3.4%
                                 3.3%





        1998          1999       2000       2001

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses increased 5% to $341.4 million (3.4% of revenue) in 2001 from $326.1 million (3.3% of revenue) in 2000. The increase in expenses was primarily due to operations acquired during 2000 and 2001.

SG&A increased 61%, in 2000 to $326.1 million (3.3% of revenue) from $202.2 million (3.8% of revenue) in 1999. The increase in expenses was a result of increased staffing levels and higher selling, marketing and administrative costs to support sales growth, as well as the impact of expenses incurred by operations acquired during 1999 and 2000.

Research and development costs decreased to $17.1 million (0.2% of revenue) in 2001 compared to $19.5 million (0.2% of revenue) in 2000 and $19.7 million (0.4% of revenue) in 1999.

INTANGIBLE ASSETS AND AMORTIZATION

Amortization of intangible assets increased 41%, to $125.0 million in 2001 from $88.9 million in 2000. This increase is attributable to the intangible assets arising from the 2000 and 2001 acquisitions.

Amortization of intangible assets increased 60%, to $88.9 million in 2000 from $55.6 million in 1999. This increase is attributable to the intangible assets arising from the 1999 and 2000 acquisitions, with the largest portion relating to the IBM and NEC acquisitions.

At December 2001, intangible assets represented 23% of Celestica's total assets compared to 10% at December 2000. The increase is due principally to the Omni acquisition.

Effective July 1, 2001, the Company adopted the new accounting standards for "Business Combinations" and "Goodwill and Other Intangible Assets" as they relate to acquisitions consummated after June 30, 2001. Accordingly, the goodwill related to the acquisitions of Primetech and Omni has not been amortized. Effective January 1, 2002, amortization will be discontinued for all other goodwill. Amortization expense in 2001 related to goodwill was $39.2 million. See "Recent Accounting Developments."

INTEGRATION COSTS RELATED TO ACQUISITIONS

Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

Integration costs were $22.8 million in 2001 compared to $16.1 million in 2000 and $9.6 million in 1999. The integration costs incurred in 2001 primarily relate to the completion of the IBM acquisition from 2000 and the Avaya and Motorola acquisitions.

Integration costs vary from period to period due to the timing of acquisitions and related integration activities. Celestica expects to incur additional integration costs in 2002 as it completes the integration of its 2001 acquisitions. Celestica will incur future additional integration costs as the Company continues to make acquisitions as part of its growth strategy.

OTHER CHARGES

Other charges are non-recurring items or items that are unusual in nature. In 2001, Celestica incurred $273.1 million in other charges. $237.0 million relates to restructuring, of which approximately 40% is non-cash. The remainder of $36.1 million relates to a non-cash charge to write-down the carrying value of certain assets, primarily goodwill and intangible assets.

The Company has been impacted by numerous order reductions, reschedulings and cancellations since the beginning of fiscal 2001, which the Company believes is consistent with the EMS industry in general. The Company has taken restructuring actions to resolve surpluses as a result of the end-market slowdown.

These restructuring actions include facility consolidations and workforce reductions. Employee terminations were made across all geographic regions with the majority being manufacturing and plant employees. The Company took a non-cash charge to write-down certain long-lived assets across all geographic regions, which became impaired as a result of the rationalization of facilities. These asset impairments relate to goodwill and other intangible assets, machinery and equipment, buildings and improvements. The restructuring charge includes a number of estimates and assumptions based on information available at the time, and are subject to change.

A further description of these charges is included in Note 13 to the Consolidated Financial Statements.

The Company expects to benefit from the restructuring measures through margin improvements and reduced operating costs in the upcoming year. The Company expects to complete the major components of the restructuring plan by the end of 2002. Cash outlays are funded from cash on hand.

Celestica did not incur other charges in 2000 or 1999.


20   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

MANAGEMENT'S DISCUSSION AND ANALYSIS of financial condition and results of operations

INTEREST INCOME, NET

Interest income, net of interest expense, in 2001 and 2000 amounted to $7.9 million and $19.0 million, respectively. The Company incurred net interest expense of $10.7 million in 1999. Interest income decreased in 2001 compared to 2000 due to the Company earning lower interest rates on its cash balance. In 2001 and 2000, the Company earned interest income on its cash balance which more than offset the interest expense incurred on the Company's Senior Subordinated Notes.

INCOME TAXES

The Company's income tax recovery in 2001 was $2.1 million, reflecting an effective tax recovery rate of 5%. This is compared to an income tax expense of $69.2 million in 2000, reflecting an effective tax rate of 25%, and an income tax expense of $36.0 million in 1999, reflecting an effective tax rate of 34%.

The Company's effective tax rate decreased from 24% to 17% in the second quarter of 2001 as a result of the mix and volume of business in lower tax jurisdictions within Europe and Asia. These lower tax rates include tax holidays and tax incentives that Celestica has negotiated with the respective tax authorities which expire between 2002 and 2012. The 2001 effective tax rate is impacted by the occurrence of losses in the third and fourth quarters, which are tax benefited at these lower tax rates. Notwithstanding the anomaly created by these losses in determining the year-to-date tax rate, the Company's current tax rate of 17% is expected to continue for the foreseeable future.

Celestica has recognized a net deferred tax asset at December 31, 2001 of $102.8 million compared to $83.5 million at December 31, 2000. The net asset relates to the recognition of net operating losses and future income tax deductions available to reduce future years' income for income tax purposes. Celestica's current projections demonstrate that it will generate sufficient taxable income in the future to realize the benefit of these deferred income tax assets in the carry-forward periods. A portion of the net operating losses have an indefinite carry-forward period. The other portion will expire over a 20-year period commencing in 2005.

CONVERTIBLE DEBT

In August 2000, Celestica issued LYONs with a principal amount at maturity of $1,813.6 million, payable August 1, 2020. The Company received gross proceeds of $862.9 million and incurred $12.5 million in underwriting commissions, net of tax of $6.9 million. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each $1,000 principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010 and August 1, 2015 and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs, or the repurchase price that is payable in certain circumstances, in cash or subordinate voting shares or any combination thereof.

The Company has recorded the LYONs as an equity instrument pursuant to Canadian GAAP. The LYONs are bifurcated into a principal equity component (representing the present value of the notes) and an option component (representing the value of the conversion features of the notes). The principal equity component is accreted over the 20-year term through periodic charges to retained earnings. Under U.S. GAAP, the LYONs are classified as a long-term liability and, accordingly, the accrued yield on the LYONs during any period (at 3.75% per year) is classified as interest expense for that period.

To calculate basic earnings (loss) per share for Canadian GAAP, the accretion of the convertible debt is deducted from net earnings (loss) for the period to determine earnings available to shareholders.

LIQUIDITY AND CAPITAL RESOURCES

In 2001, operating activities provided Celestica with $1,290.5 million in cash principally from earnings and a reduction in working capital. The primary factors contributing to the positive cash flow for the year were the reduction of inventory due to better inventory management, strong accounts receivable collections, the sale of $400.0 million in accounts receivable under a revolving facility which is available until September 2004 offset by a decrease in accounts payable and accrued liabilities. Investing activities in 2001 included capital expenditures of $199.3 million and $1,299.7 million for acquisitions. See "Acquisitions." Celestica fully funded the cash portion of its 2001 acquisitions with cash from operations and will continue to focus on improving working capital management. The Company's 2001 financing activities included the issuance in May of 12.0 million subordinate voting shares for gross proceeds of $714.0 million less expenses and underwriting commissions of $10.0 million (pre-tax) and the repayment of $56.0 million of debt acquired in connection with the acquisition of Omni.

For the year ended December 31, 2000, Celestica's operating activities utilized $85.1 million in cash. Investing activities in 2000 included capital expenditures of $282.8 million and $634.7 million for acquisitions. In March 2000, Celestica issued 16.6 million subordinate voting shares for gross proceeds of $757.4 million less expenses and underwriting commissions of $26.8 million (pre-tax). In August 2000, Celestica completed the LYONs offering, raising gross proceeds of $862.9 million less underwriting commissions of $19.4 million (pre-tax).


                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    21

MANAGEMENT'S DISCUSSION AND ANALYSIS of financial condition and results of operations

NET DEBT TO CAPITALIZATION IMPROVES
(percentage)


        11%


                      (17%)      (28%)        (34%)







        1998          1999       2000         2001

CAPITAL RESOURCES

Celestica has two $250.0 million and one $500.0 million unsecured, revolving credit facilities totalling $1 billion, each provided by a syndicate of lenders. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. The credit facilities are available until July 2003, April 2004 and July 2005, respectively. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and a change in control is an event of default. No borrowings were outstanding under the revolving credit facilities at December 31, 2001.

In addition, there is an incurrence covenant contained in Celestica's Senior Subordinated Notes due 2006. This covenant is based on Celestica's fixed charge coverage ratio, as defined in the indenture governing the Senior Subordinated Notes. Celestica was in compliance with this debt covenant as at December 31, 2001.

A subsidiary of the Company has secured loan facilities of which $13.0 million was outstanding at December 31, 2001. The weighted average interest rates on these facilities in 2001 was 4.4%. The loans are denominated in Singapore dollars and are repayable through quarterly payments.

Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects capital spending for 2002 to be approximately $170.0 million to $220.0 million. At December 31, 2001, Celestica had committed $21.0 million in capital expenditures. In addition, Celestica regularly reviews acquisition opportunities, and may therefore require additional debt or equity financing.

Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs and costs of locally sourced supplies and inventory) are denominated in various currencies. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. At December 31, 2001, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $704.8 million with expiry dates up to May 2003. The fair value of these contracts at December 31, 2001 was an unrealized loss of $7.4 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and involves entering into contracts to sell U.S. dollars to purchase Canadian dollars, British pounds sterling, Mexican pesos, euros, Thailand baht and Czech koruna at future dates. In general, these contracts extend for periods of less than 18 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful.

As at December 31, 2001, the Company has contractual obligations that require future payments as follows:


(IN MILLIONS)                   TOTAL      2002       2003       2004      2005      2006      THEREAFTER
---------------------------------------------------------------------------------------------------------

Long-term debt                  $147.4     $ 10.0     $  4.5     $ 1.3     $ 0.7     $130.6     $ 0.3
Operating leases and
 license commitments             359.4      104.1       81.3      38.0      26.4       20.4      89.2
----------------------------------------------------------------------------------------------------------

The Company has a convertible instrument with a principal amount at maturity of $1,813.6 million payable August 1, 2020. The Company may elect to settle in cash or shares or any combination thereof. See further details in
Note 10 to the Consolidated Financial Statements.

As at December 31, 2001, the Company has commitments that expire as follows:


(IN MILLIONS)                    TOTAL      2002       2003       2004      2005      2006      THEREAFTER
----------------------------------------------------------------------------------------------------------

Foreign currency contracts       704.8      654.0      50.8       --        --        --         --
Letters of credit and guarantees  24.1       24.1        --       --        --        --         --
----------------------------------------------------------------------------------------------------------



22   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

MANAGEMENT'S DISCUSSION AND ANALYSIS of financial condition and results of operations

RECENT DEVELOPMENT

In January 2002, the Company entered into an agreement with NEC Corporation to purchase certain manufacturing assets in Miyagi and Yamanashi, Japan. This acquisition is expected to close in the first quarter of 2002.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used in determining the allowance for doubtful accounts, inventory valuation and the useful lives of intangible assets. Actual results could differ materially from those estimates and assumptions.

Celestica records an allowance for doubtful accounts for estimated credit losses based on customer and industry concentrations and the Company's knowledge of the financial condition of its customers. A change to these factors could impact the estimated allowance.

Celestica values its inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts and at the lower of cost and net realizable value for work in progress and finished goods. Celestica adjusts its inventory valuation based on estimates of net realizable value and shrinkage. A change to these assumptions could impact the valuation of inventory.

Celestica's estimate of the useful life of intangible assets reflects the periods in which the projected future net cash flows are generated. A significant change in the projected future net cash flows could impact the estimated useful life.

RECENT ACCOUNTING DEVELOPMENTS

EARNINGS PER SHARE:

As a result of the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3500 "Earnings per share," the Company was required to retroactively use the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation which is consistent with United States GAAP. Previously reported diluted earnings per share have been restated to reflect this change.

BUSINESS COMBINATIONS AND GOODWILL:

In September 2001, the CICA issued Handbook Sections 1581 "Business Combinations" and 3062 "Goodwill and Other Intangible Assets." The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with United States GAAP.

Effective July 1, 2001 and for the remainder of the fiscal year, goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination has been applied to business combinations completed after June 30, 2001.

Upon full adoption of the standards beginning January 1, 2002, the Company will discontinue amortization of all existing goodwill, evaluate existing intangible assets and make any necessary reclassifications in order to conform with the new criteria for recognition of intangible assets apart from goodwill and will test for impairment in accordance with the new standards.

In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the carrying amounts of the reporting units. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than December 31, 2002. The change to assessing fair value by reporting unit could result in an impairment charge. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of January 1, 2002.

As of December 31, 2001, the Company had unamortized goodwill of $1,128.8 and unamortized other intangible assets including intellectual property of $427.2, all of which are subject to the transitional provisions of Sections 1581 and 3062. Amortization expense related to goodwill was $39.2 for 2001. Because of the extensive effort required to comply with the remaining provisions of Sections 1581 and 3062, the Company has not estimated the impact of these provisions on its financial statements, beyond discontinuing goodwill amortization.


                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    23

MANAGEMENT'S DISCUSSION AND ANALYSIS of financial condition and results of operations

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning January 1, 2002 for awards granted on or after that date. The Company's current accounting policies are consistent with the new standard.

FOREIGN CURRENCY TRANSLATION AND HEDGING RELATIONSHIPS:

CICA Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002 with retroactive restatement of prior periods. The Company is not impacted by this change. The CICA issued Accounting Guideline AcG-13, which establishes criteria for hedge accounting effective for the Company's 2003 fiscal year. The Company has complied with the requirements of AcG-13 and has determined that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

TRANSFER OF RECEIVABLES:

In March 2001, the CICA issued Accounting Guideline AcG-12, which applies to transfers of receivables after June 30, 2001. AcG-12 requires that transfers of receivables in which the transferor surrenders control over the assets, be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets, are received in exchange. The Company's current accounting policies are consistent with the new standard.

IMPAIRMENT OF LONG-LIVED ASSETS:

In October 2001, FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which retains the fundamental provisions of SFAS 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for the Company's fiscal year commencing January 1, 2002, to be applied prospectively. In August 2001, SFAS 143, "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS 143 is effective for the Company's fiscal year commencing January 1, 2003. The Company expects the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.


24   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements have been prepared by management and approved by the Board of Directors of the Company. Management is responsible for the information and representations contained in these financial statements and in other sections of this Annual Report.

The Company maintains appropriate processes to ensure that relevant and reliable financial information is produced. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The significant accounting policies, which management believes are appropriate for the Company, are described in note 2 to the Consolidated Financial Statements.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and overseeing management's performance of its financial reporting responsibilities. An Audit Committee of three non-management Directors is appointed by the Board.

The Audit Committee reviews the Consolidated Financial Statements, adequacy of internal controls, audit process and financial reporting with management and with the external auditors. The Audit Committee reports to the Directors prior to the approval of the audited Consolidated Financial Statements for publication.

KPMG LLP, the Company's external auditors, who are appointed by the shareholders, audited the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards to enable them to express to the shareholders their opinion on the Consolidated Financial Statements. Their report is below.


[/s/ ANTHONY PUPPI]

Anthony P. Puppi
Executive Vice President,
Chief Financial Officer
January 21, 2002



AUDITORS' REPORT

TO THE SHAREHOLDERS OF CELESTICA INC.

We have audited the consolidated balance sheets of Celestica Inc. as at December 31, 2000 and 2001 and the consolidated statements of earnings
(loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two year period ended December 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.


[/s/ KPMG LLP]

Chartered Accountants
Toronto, Canada
January 21, 2002

                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    25

CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars)

                                                                 AS AT DECEMBER 31
-------------------------------------------------------------------------------------
                                                                 2000         2001
-------------------------------------------------------------------------------------

ASSETS
Current assets:
   Cash and short-term investments                            $    883.8   $  1,342.8
   Accounts receivable (note 4)                                  1,785.7      1,054.1
   Inventories (note 5)                                          1,664.3      1,372.7
   Prepaid and other assets                                        138.8        177.3
   Deferred income taxes                                            48.4         49.7
-------------------------------------------------------------------------------------
                                                                 4,521.0      3,996.6
Capital assets (note 6)                                            633.4        915.1
Intangible assets (note 7)                                         578.3      1,556.0
Other assets (note 8)                                              205.3        165.2
-------------------------------------------------------------------------------------
                                                              $  5,938.0   $  6,632.9
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                           $  1,730.4   $  1,198.3
   Accrued liabilities                                             466.3        405.7
   Income taxes payable                                             52.6         21.0
   Deferred income taxes                                             7.7         21.8
   Current portion of long-term debt (note 9)                        1.4         10.0
-------------------------------------------------------------------------------------
                                                                 2,258.4      1,656.8
-------------------------------------------------------------------------------------

Long-term debt (note 9)                                            130.6        137.4
Accrued post-retirement benefits (note 16)                          38.1         47.3
Deferred income taxes                                               38.6         41.5
Other long-term liabilities                                          3.0          4.3
-------------------------------------------------------------------------------------
                                                                 2,468.7      1,887.3
-------------------------------------------------------------------------------------
Shareholders' equity                                             3,469.3      4,745.6
-------------------------------------------------------------------------------------
                                                              $  5,938.0   $  6,632.9
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Commitments and contingencies (note 18)
Subsequent event (note 21)
Canadian and United States accounting policy differences (note 22)


On behalf of the Board:

[/s/ ROBERT CRANDALL]                                [/s/ E. V. POLISTUK]

Robert L. Crandall                                   Eugene V. Polistuk
Director                                             Director


See accompanying notes to consolidated financial statements.


26   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (in millions of U.S. dollars, except per share amounts)

                                                                                     YEAR ENDED DECEMBER 31
-----------------------------------------------------------------------------------------------------------------
                                                                               1999          2000         2001
-----------------------------------------------------------------------------------------------------------------
Revenue                                                                      $ 5,297.2    $ 9,752.1    $ 10,004.4
Cost of sales                                                                  4,914.7      9,064.1       9,291.9
-----------------------------------------------------------------------------------------------------------------
Gross profit                                                                     382.5        688.0         712.5
Selling, general and administrative expenses                                     202.2        326.1         341.4
Amortization of intangible assets (note 7)                                        55.6         88.9         125.0
Integration costs related to acquisitions (note 3)                                 9.6         16.1          22.8
Other charges (note 13)                                                             --           --         273.1
-----------------------------------------------------------------------------------------------------------------
                                                                                 267.4        431.1         762.3
-----------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                          115.1        256.9         (49.8)
Interest on long-term debt                                                        17.3         17.8          19.8
Interest income, net                                                              (6.6)       (36.8)        (27.7)
-----------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                                              104.4        275.9         (41.9)
-----------------------------------------------------------------------------------------------------------------
Income taxes (note 14):
   Current                                                                        30.7         80.1          25.8
   Deferred (recovery)                                                             5.3        (10.9)        (27.9)
-----------------------------------------------------------------------------------------------------------------
                                                                                  36.0         69.2          (2.1)
-----------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                          $    68.4    $   206.7    $    (39.8)
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share (note 12)                                    $    0.41    $    1.01    $    (0.26)
Diluted earnings (loss) per share (notes 2, 12)                              $    0.40    $    0.98    $    (0.26)

Weighted average number of shares outstanding (note 12)
   Basic (in millions)                                                           167.2        199.8         213.9
   Diluted (in millions) (note 2)                                                171.2        211.8         213.9
Net earnings (loss) in accordance with U.S. GAAP (note 22)                   $    66.5    $   197.4    $    (51.3)
Basic earnings (loss) per share, in accordance with U.S. GAAP (note 22)      $    0.40    $    0.99    $    (0.24)
Diluted earnings (loss) per share, in accordance with U.S. GAAP (note 22)    $    0.39    $    0.96    $    (0.24)


See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in millions of U.S. dollars)

                                                                                 FOREIGN
                                       CONVERTIBLE                   RETAINED    CURRENCY      TOTAL
                                           DEBT      CAPITAL STOCK   EARNINGS   TRANSLATION  SHAREHOLDERS'
                                        (NOTE 10)      (NOTE 11)     (DEFICIT)   ADJUSTMENT      EQUITY
----------------------------------------------------------------------------------------------------------
Balance -- December 31, 1998            $     --      $    912.1     $  (52.2)   $ (0.6)      $    859.3
Shares issued, net                            --           734.0           --        --            734.0
Currency translation                          --              --           --      (3.5)            (3.5)
Net earnings for the year                     --              --         68.4        --             68.4
----------------------------------------------------------------------------------------------------------
Balance -- December 31, 1999                  --         1,646.1         16.2      (4.1)         1,658.2
Convertible debt issued, net               850.4              --           --        --            850.4
Convertible debt accretion, net of tax      10.1              --         (5.4)       --              4.7
Shares issued, net                            --           749.3           --        --            749.3
Net earnings for the year                     --              --        206.7        --            206.7
----------------------------------------------------------------------------------------------------------
Balance -- December 31, 2000               860.5         2,395.4        217.5      (4.1)         3,469.3
Convertible debt accretion, net of tax      26.3              --        (15.0)       --             11.3
Shares issued, net                            --         1,303.6           --        --          1,303.6
Currency translation                          --              --           --       1.2              1.2
Net loss for the year                         --              --        (39.8)       --            (39.8)
----------------------------------------------------------------------------------------------------------
BALANCE -- DECEMBER 31, 2001            $  886.8      $  3,699.0     $  162.7    $ (2.9)      $  4,745.6
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.


                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    27

CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars)

                                                                YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------------------
                                                          1999          2000         2001
--------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):
OPERATIONS:
   Net earnings (loss)                                  $   68.4    $    206.7    $    (39.8)
   Items not affecting cash:
      Depreciation and amortization                        126.5         212.5         319.5
      Deferred income taxes                                  5.3         (10.9)        (27.9)
      Other charges (note 13)                                 --            --         134.7
      Other                                                 (2.9)         (4.4)          1.7
--------------------------------------------------------------------------------------------
   Cash from earnings                                      197.3         403.9         388.2
--------------------------------------------------------------------------------------------
   Changes in non-cash working capital items:
      Accounts receivable                                 (227.7)       (995.3)        887.2
      Inventories                                         (265.0)       (656.7)        822.5
      Other assets                                           1.7         (94.7)         45.7
      Accounts payable and accrued liabilities             194.6       1,230.4        (854.0)
      Income taxes payable                                   4.7          27.3           0.9
--------------------------------------------------------------------------------------------
   Non-cash working capital changes                       (291.7)       (489.0)        902.3
--------------------------------------------------------------------------------------------
Cash provided by (used in) operations                      (94.4)        (85.1)      1,290.5
--------------------------------------------------------------------------------------------

INVESTING:
   Acquisitions, net of cash acquired                      (64.8)       (634.7)     (1,299.7)
   Purchase of capital assets                             (211.8)       (282.8)       (199.3)
   Other                                                    (0.6)        (59.5)          1.4
--------------------------------------------------------------------------------------------
Cash used in investing activities                         (277.2)       (977.0)     (1,497.6)
--------------------------------------------------------------------------------------------

FINANCING:
   Bank indebtedness                                          --          (8.6)         (2.8)
   Repayments of long-term debt                            (10.0)         (2.2)        (56.0)
   Deferred financing costs                                 (1.5)         (0.1)         (3.9)
   Issuance of convertible debt                               --         862.9            --
   Convertible debt issue costs, pre-tax                      --         (19.4)           --
   Issuance of share capital                               758.2         766.6         737.7
   Share issue costs, pre-tax                              (34.3)        (26.8)        (10.0)
   Other                                                    (1.0)          2.0           1.1
--------------------------------------------------------------------------------------------
Cash provided by financing activities                      711.4       1,574.4         666.1
--------------------------------------------------------------------------------------------
Increase in cash                                           339.8         512.3         459.0
Cash, beginning of year                                     31.7         371.5         883.8
--------------------------------------------------------------------------------------------
Cash, end of year                                       $  371.5    $    883.8    $  1,342.8
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

Supplemental information
   Paid during the year:
      Interest                                          $   17.2    $     15.9    $     20.7
      Taxes                                             $   26.1    $     55.0    $     89.0
Non-cash financing activities:
   Convertible debt accretion, net of tax (note 10)     $     --    $      5.4    $     15.0
   Shares issued for acquisitions                       $     --    $       --    $    567.0

Cash is comprised of cash and short-term investments.


See accompanying notes to consolidated financial statements.


28   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


1.   NATURE OF BUSINESS:

The primary operations of the Company include providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the computer and communications industries. The Company has operations in the Americas, Europe and Asia.

The Company's accounting policies are in accordance with accounting principles generally accepted in Canada and, except as outlined in note 22, are, in all material respects, in accordance with accounting principles generally accepted in the United States.

2.   SIGNIFICANT ACCOUNTING POLICIES:

(a)  PRINCIPLES OF CONSOLIDATION:
These consolidated financial statements include the accounts of the Company and its subsidiaries. The results of subsidiaries acquired during the year are consolidated from their respective dates of acquisition. The Company's business combinations are accounted for using the purchase method. Inter-company transactions and balances are eliminated on consolidation.

(b)  REVENUE:
Revenue is comprised of product sales and service revenue earned from engineering, design and repair services. Revenue from product sales is recognized upon shipment of the goods. Service revenue is recognized as services are performed.

(c)  CASH AND SHORT-TERM INVESTMENTS:
Cash and short-term investments include cash on account, demand deposits and short-term investments with original maturities of less than three months.

(d)  INVENTORIES:
Inventories are valued on a first-in, first-out basis at the lower of cost and replacement cost for production parts and at the lower of cost and net realizable value for work in progress and finished goods. Cost includes materials and an application of relevant manufacturing value-add.

(e)  CAPITAL ASSETS:
Capital assets are carried at cost and amortized over their estimated useful lives on a straight-line basis. Estimated useful lives for the principal asset categories are as follows:

--------------------------------------------------------------------------------
Buildings                                       25 years
Buildings/leasehold improvements                Up to 25 years or term of lease
Office equipment                                5 years
Machinery and equipment                         5 years
Software                                        1 to 5 years
--------------------------------------------------------------------------------

(f)  INTANGIBLE ASSETS:
Intangible assets are comprised of goodwill, intellectual property including process technology, and other intangible assets. Goodwill acquired in business combinations with acquisition dates prior to July 1, 2001 and other intangible assets are amortized on a straight-line basis over 10 years and intellectual property over 5 years. Goodwill acquired in business combinations subsequent to June 30, 2001 has not been amortized, but will be tested for impairment annually. Also see note 2(n).

(g)  IMPAIRMENT OF LONG-LIVED ASSETS:
The Company reviews long-lived assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of capital assets is assessed by comparison of the carrying amount to the projected future net cash flows the long-lived assets are expected to generate.

The Company assesses the recoverability of enterprise-level goodwill by determining whether the unamortized goodwill balance can be recovered through undiscounted projected future net cash flows of the acquired operation. An impairment in the value of intellectual property and other intangible assets is assessed based on projected future net cash flows. See note 2(n).

(h)  PENSION AND NON-PENSION, POST-RETIREMENT BENEFITS:
The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The net actuarial gain (loss) is amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the pension plans is 14 years for 2000 and 2001. The average remaining service period of active employees covered by the other retirement benefit plans is 21 years for 2000 and 2001.


                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


(i)  DEFERRED FINANCING COSTS:
Costs relating to long-term debt are deferred in other assets and amortized over the term of the related debt and debt facilities.

(j)  INCOME TAXES:
The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded to reduce tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

(k) FOREIGN CURRENCY TRANSLATION AND HEDGING:
The functional currency of the majority of the Company's subsidiaries is the United States dollar. For such subsidiaries, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rate of exchange. Non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates and revenue and expenses are translated at average exchange rates prevailing during the month of the transaction. Exchange gains or losses are reflected in the consolidated statements of earnings (loss).

The accounts of the Company's self-sustaining foreign operations, for which the functional currency is other than the U.S. dollar are translated into U.S. dollars using the current rate method. Assets and liabilities are translated at the year-end exchange rate and revenue and expenses are translated at average exchange rates. Gains and losses arising from the translation of financial statements of foreign operations are deferred in the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.

The Company enters into forward exchange contracts to hedge the cash flow risk associated with certain firm purchase commitments and forecasted transactions. Gains and losses on hedges of firm commitments are included in the cost of the hedged transactions when they occur. Gains and losses on hedges of forecasted transactions are recognized in earnings in the same period as the underlying hedged transaction. The Company does not enter into derivatives for speculative purposes.

(l) RESEARCH AND DEVELOPMENT:
The Company annually incurs costs on activities that relate to research and development which are expensed as incurred unless development costs meet certain criteria for capitalization. Total research and development costs recorded in selling, general and administrative expenses for 2001 were $17.1 (2000 - $19.5; 1999 - $19.7). No amounts have been capitalized.

(m) USE OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used in determining the allowance for doubtful accounts, inventory valuation and the useful lives of intangible assets. Actual results could differ materially from those estimates and assumptions.

(n) CHANGES IN ACCOUNTING POLICIES:
EARNINGS PER SHARE:
As a result of the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3500 "Earnings per share," the Company is required to retroactively use the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation which is consistent with United States GAAP. Previously reported diluted earnings per share have been restated to reflect this change.

BUSINESS COMBINATIONS AND GOODWILL:
In September 2001, the CICA issued Handbook Sections 1581 "Business Combinations" and 3062 "Goodwill and Other Intangible Assets." The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with United States GAAP.

Effective July 1, 2001 and for the remainder of the fiscal year, goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination has been applied to business combinations completed after June 30, 2001.

Upon full adoption of the standards beginning January 1, 2002, the Company will discontinue amortization of all existing goodwill, evaluate existing intangible assets and make any necessary reclassifications in order to conform with the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards.


30   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the reporting units' carrying amounts. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than December 31, 2002. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of January 1, 2002.

As of December 31, 2001, the Company had unamortized goodwill of $1,128.8 and unamortized other intangible assets including intellectual property of $427.2, all of which are subject to the transitional provisions of Sections 1581 and 3062. Amortization expense related to goodwill was $39.2 for 2001. Because of the extensive effort required to comply with the remaining provisions of Sections 1581 and 3062, the Company has not estimated the impact of these provisions on its financial statements, beyond discontinuing goodwill amortization.

(o) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:
STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning January 1, 2002 for awards granted on or after that date. The Company's current accounting policies are consistent with the new standard.

FOREIGN CURRENCY TRANSLATION AND HEDGING RELATIONSHIPS:
CICA Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002 with retroactive restatement of prior periods. The Company is not impacted by this change. The CICA issued Accounting Guideline AcG-13 which establishes criteria for hedge accounting effective for the Company's 2003 fiscal year. The Company has complied with the requirements of AcG-13 and has determined that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

3.   ACQUISITIONS:

2000 ACQUISITIONS:

(a)  IBM:
In February and May, 2000, the Company acquired certain assets from the Enterprise Systems Group and Microelectronics Division of IBM in Rochester, Minnesota and Vimercate and Santa Palomba, Italy, respectively. The total purchase price of $470.0 was financed with cash.

(b)  OTHER ACQUISITIONS:
In June 2000, the Company acquired 100% of the issued and outstanding shares of NDB Industrial Ltda. in Brazil from NEC Corporation. In August 2000, the Company acquired 100% of the issued and outstanding shares of Bull Electronics Inc. in Lowell, Massachusetts from Groupe Bull. In November 2000, the Company acquired 100% of the issued and outstanding shares of NEC Technologies (UK) Ltd. in Telford, U.K. from NEC Corporation. The total purchase price for these acquisitions of $169.8 was financed with cash.

Details of the net assets acquired in these acquisitions, at fair value, are as follows:

                                                     OTHER
                                          IBM     ACQUISITIONS
--------------------------------------------------------------
Current assets                         $  301.1    $   86.5
Capital assets                             98.2        35.1
Other long-term assets                      2.3          --
Goodwill and intellectual property        213.9        74.1
Other intangible assets                    12.2          --
Liabilities assumed                      (157.7)      (25.9)
--------------------------------------------------------------
Net assets acquired                    $  470.0    $  169.8
--------------------------------------------------------------
--------------------------------------------------------------

Other intangible assets represent the excess of purchase price over the fair value of tangible assets and intellectual property acquired in asset acquisitions.


                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)

2001 ACQUISITIONS:

(c)  ASSET ACQUISITIONS:
In February 2001, the Company acquired certain assets located in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. In March 2001, the Company acquired certain assets of a repair facility in Japan from N.K. Techno Co., Ltd. In May 2001, the Company acquired certain assets in Little Rock, Arkansas and Denver, Colorado from Avaya Inc., and in August 2001, acquired certain assets in Saumur, France. In August 2001, the Company acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. The total purchase price for these acquisitions of $834.1 was financed with cash and was allocated to the net assets acquired, including intangible assets of $195.7, based on their relative fair values at the date of acquisition.

(d)  BUSINESS COMBINATIONS:
OMNI:
In October 2001, the Company acquired Omni Industries Limited (Omni), an electronics manufacturer headquartered in Singapore. This acquisition significantly enhanced the Company's presence in Asia. The purchase price of $865.8 was financed with the issuance of 9.2 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company and $479.5 in cash. The goodwill recorded for Omni is not tax deductible. The Company is in the process of obtaining third-party valuations of certain assets. The fair value allocation of the purchase price is subject to refinement.

OTHER BUSINESS COMBINATIONS:
In January 2001, the Company acquired Excel Electronics, Inc. through a merger with Celestica (US) Inc., a subsidiary of the Company. This acquisition expanded the Company's presence in the southern United States. In June 2001, the Company acquired Sagem CR s.r.o., in the Czech Republic, from Sagem SA, of France, which positions Celestica as Sagem's primary EMS provider. In August 2001, the Company acquired Primetech Electronics Inc. (Primetech), an electronics manufacturer in Canada. This acquisition provided the Company with additional high complexity manufacturing capability and an expanded global customer base. The purchase price of Primetech was financed primarily with the issuance of 3.4 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company. The Company is in the process of obtaining third-party valuations of certain assets. The fair value allocation of the purchase price is subject to refinement.

The value of the shares issued in the Primetech and Omni acquisitions was determined based on the average market price of the shares for a reasonable period before and after the date the terms of the acquisitions were agreed to and announced.

Details of the net assets acquired in these business combinations, at fair value, are as follows:

                                             OTHER BUSINESS
                                      OMNI    COMBINATIONS
-----------------------------------------------------------
Current assets                     $  255.2    $   63.2
Capital assets                         91.8        46.3
Other long-term assets                  4.1         0.1
Goodwill                              764.4       135.5
Intellectual property                  50.0        10.0
Liabilities assumed                  (299.7)      (27.6)
-----------------------------------------------------------
Net assets acquired                $  865.8    $  227.5
-----------------------------------------------------------
-----------------------------------------------------------

Financed by:
   Cash                            $  479.5    $   46.8
   Issuance of shares and options     386.3       180.7
-----------------------------------------------------------
                                   $  865.8    $  227.5
-----------------------------------------------------------
-----------------------------------------------------------

INTEGRATION COSTS RELATED TO ACQUISITIONS:
The Company incurred costs of $22.8 in 2001 (2000 - $16.1; 1999 - $9.6) relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.

4.   ACCOUNTS RECEIVABLE:

Accounts receivable are net of an allowance for doubtful accounts of $74.6 at December 31, 2001 (2000 - $40.7).

5.   INVENTORIES:

                                      2000        2001
-----------------------------------------------------------
Raw materials                     $  1,298.5   $    903.6
Work in progress                       215.2        220.6
Finished goods                         150.6        248.5
-----------------------------------------------------------
                                  $  1,664.3   $  1,372.7
-----------------------------------------------------------
-----------------------------------------------------------


32   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)

6.   CAPITAL ASSETS:

                                                                  2000
-------------------------------------------------------------------------------------
                                                               ACCUMULATED   NET BOOK
                                                      COST    AMORTIZATION    VALUE
-------------------------------------------------------------------------------------
Land                                               $     18.0   $      --   $    18.0
Buildings                                               131.9         8.7       123.2
Buildings/leasehold improvements                         42.8         9.1        33.7
Office equipment                                         64.5        25.4        39.1
Machinery and equipment                                 510.2       152.4       357.8
Software                                                 76.9        15.3        61.6
-------------------------------------------------------------------------------------
                                                   $    844.3   $   210.9   $   633.4
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

                                                                  2001
-------------------------------------------------------------------------------------
                                                               ACCUMULATED   NET BOOK
                                                      COST    AMORTIZATION    VALUE
-------------------------------------------------------------------------------------
Land                                               $     53.3   $      --   $    53.3
Buildings                                               258.8        17.4       241.4
Buildings/leasehold improvements                         66.0        24.8        41.2
Office equipment                                         86.8        40.2        46.6
Machinery and equipment                                 727.2       291.2       436.0
Software                                                136.6        40.0        96.6
-------------------------------------------------------------------------------------
                                                   $  1,328.7   $   413.6   $   915.1
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

The above amounts include $13.3 (2000 - $8.1) of assets under capital lease and accumulated amortization of $6.8 (2000 - $6.1) related thereto.

Depreciation and rental expense for the year ended December 31, 2001 was $192.8 (2000 - $121.9; 1999 - $69.5) and $79.8 (2000 - $46.7; 1999 - $21.1),
respectively.

7.   INTANGIBLE ASSETS:

                                                                  2000
-------------------------------------------------------------------------------------
                                                               ACCUMULATED   NET BOOK
                                                      COST    AMORTIZATION    VALUE
-------------------------------------------------------------------------------------
Goodwill                                           $    434.1   $   104.0   $   330.1
Other intangible assets                                 100.9        27.7        73.2
Intellectual property                                   250.1        75.1       175.0
-------------------------------------------------------------------------------------
                                                   $    785.1   $   206.8   $   578.3
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

                                                                   2001
-------------------------------------------------------------------------------------
                                                               ACCUMULATED   NET BOOK
                                                      COST    AMORTIZATION    VALUE
-------------------------------------------------------------------------------------
Goodwill                                           $  1,261.1   $   132.3   $ 1,128.8
Other intangible assets                                 209.3        26.8       182.5
Intellectual property                                   388.6       143.9       244.7
-------------------------------------------------------------------------------------
                                                   $  1,859.0   $   303.0   $ 1,556.0
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Other intangible assets represent the excess of cost over the fair value of tangible assets and intellectual property acquired in asset acquisitions.

The intellectual property primarily represents the cost of certain non-patented intellectual property and process technology.

Amortization expense is as follows:

                                                           YEAR ENDED DECEMBER 31
----------------------------------------------------------------------------------------
                                                      1999         2000         2001
----------------------------------------------------------------------------------------
Amortization of goodwill                           $     31.1   $     39.1   $      39.2
Amortization of other intangible assets                   8.3         10.7          17.0
Amortization of intellectual property                    16.2         39.1          68.8
----------------------------------------------------------------------------------------
                                                   $     55.6   $     88.9   $     125.0
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------


                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


8.   OTHER ASSETS:

                                                                2000       2001
---------------------------------------------------------------------------------
Deferred pension (note 16)                                    $   25.8   $   28.4
Deferred income taxes                                             81.5      116.4
Commodity taxes recoverable                                       78.3       10.7
Other                                                             19.7        9.7
---------------------------------------------------------------------------------
                                                              $  205.3   $  165.2
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Amortization of deferred financing costs for the year ended December 31, 2001 was $1.7 (2000 - $1.7; 1999 - $1.5).

9.   LONG-TERM DEBT:

                                                                2000       2001
---------------------------------------------------------------------------------
Global, unsecured, revolving credit facility due 2003 (a)     $     --   $     --
Global, unsecured, revolving credit facility due 2004 (b)           --         --
Unsecured revolving credit facility due 2005 (c)                    --         --
Senior Subordinated Notes due 2006 (d)                           130.0      130.0
Other (e)                                                          2.0       17.4
---------------------------------------------------------------------------------
                                                                 132.0      147.4
Less current portion                                               1.4       10.0
---------------------------------------------------------------------------------
                                                              $  130.6   $  137.4
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

(a) Concurrently with the initial public offering on July 7, 1998, the Company entered into a global, unsecured, revolving credit facility providing up to $250.0 of borrowings. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin and are repayable in July 2003. There were no borrowings on this facility during 2000 and 2001. Commitment fees in 2001 were $0.4.

(b) In February 2000, the Company renewed its second global, unsecured, revolving credit facility providing up to $250.0 of borrowings including a swing line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). The revolving facility is repayable in April 2004. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing line facility bears interest at a base rate. There were no borrowings on this facility during 2000 and 2001. Commitment fees in 2001 were $0.6.

(c) In July 2001, the Company entered into an unsecured, revolving credit facility providing up to $500.0 of borrowings including a swing line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). The revolving facility is repayable in July 2005. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing line facility bear interest at a base rate. There were no borrowings on this facility in 2001. Commitment fees in 2001 were $0.5.

(d) The Senior Subordinated Notes bear interest at 10.5%, are unsecured and are subordinated to the payment of all senior debt of the Company. The Senior Subordinated Notes may be redeemed at various premiums above face value.

(e) Other long-term debt includes secured loan facilities of one of the Company's subsidiaries of which $13.0 is outstanding at December 31, 2001. The weighted average interest rate on these facilities was 4.4%. The loans are denominated in Singapore dollars and are repayable through quarterly payments. There were no commitment fees for 2001.

As at December 31, 2001, principal repayments due within each of the next five years on all long-term debt are as follows:

2002                                                                     $   10.0
2003                                                                          4.5
2004                                                                          1.3
2005                                                                          0.7
2006                                                                        130.6
THEREAFTER                                                                    0.3

The unsecured, revolving credit facilities have restrictive covenants relating to debt incurrence and sale of assets and also contain financial covenants that indirectly restrict the Company's ability to pay dividends. A change of control is an event of default. The Company's Senior Subordinated Notes due 2006 include a covenant restricting the Company's ability to pay dividends.


34   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


10.  CONVERTIBLE DEBT:

In August 2000, Celestica issued Liquid Yield Option(TM) Notes (LYONs) with a principal amount at maturity of $1,813.6, payable August 1, 2020. The Company received gross proceeds of $862.9 and incurred $12.5 in underwriting commissions, net of tax of $6.9. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each one thousand dollars principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010 and August 1, 2015 and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs or the repurchase price that is payable in certain circumstances, in cash or subordinate voting shares or any combination thereof.

Pursuant to Canadian generally accepted accounting principles, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component (representing the present value of the notes) and an option component (representing the value of the conversion features of the notes). The principal equity component is accreted over the 20-year term through periodic charges to retained earnings.

11.  CAPITAL STOCK:

(a)  AUTHORIZED:

An unlimited number of subordinate voting shares, which entitle the holder to one vote per share, and an unlimited number of multiple voting shares, which entitle the holder to twenty-five votes per share. Except as otherwise required by law, the subordinate voting shares and multiple voting shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. The holders of the subordinate voting shares and multiple voting shares are entitled to share ratably, as a single class, in any dividends declared subject to any preferential rights of any outstanding preferred shares in respect of the payment of dividends. Each multiple voting share is convertible at any time at the option of the holder thereof into one subordinate voting share. The Company is also authorized to issue an unlimited number of preferred shares, issuable in series.

(b)  ISSUED AND OUTSTANDING:

                                                                                 TOTAL
                                                                               SUBORDINATE
                                                                              AND MULTIPLE
                                                  SUBORDINATE      MULTIPLE   VOTING SHARES    SHARES TO
NUMBER OF SHARES (IN MILLIONS)                   VOTING SHARES  VOTING SHARES  OUTSTANDING     BE ISSUED
--------------------------------------------------------------------------------------------------------
Balance December 31, 1999                               146.3        39.1          185.4           0.5
Equity offering (i)                                      16.6          --           16.6            --
Other share issuances (ii)                                1.3          --            1.3            --
Issued as consideration for acquisitions (iii)            0.1          --            0.1          (0.1)
--------------------------------------------------------------------------------------------------------
Balance December 31, 2000                               164.3        39.1          203.4           0.4
Equity offering (iv)                                     12.0          --           12.0            --
Other share issuances (v)                                 1.1          --            1.1            --
Issued as consideration for acquisitions (vi)            13.2          --           13.2           0.1
--------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2001                               190.6        39.1          229.7           0.5
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------


                                                  SUBORDINATE      MULTIPLE      SHARES TO      TOTAL
AMOUNT                                           VOTING SHARES   VOTING SHARES    BE ISSUED     AMOUNT
--------------------------------------------------------------------------------------------------------
Balance December 31, 1999                          $  1,504.5     $  138.8       $    2.8    $  1,646.1
Equity offering, net of issue costs (i)                 740.1           --             --         740.1
Other share issuances (ii)                                9.2           --             --           9.2
Issued as consideration for acquisitions (iii)            1.1           --           (1.1)           --
--------------------------------------------------------------------------------------------------------
Balance December 31, 2000                             2,254.9        138.8            1.7       2,395.4
Equity offering, net of issue costs (iv)                707.4           --             --         707.4
Other share issuances (v)                                29.2           --             --          29.2
Issued as consideration for acquisitions (vi)           562.8           --            4.2         567.0
--------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2001                          $  3,554.3     $  138.8       $    5.9    $  3,699.0
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------



                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


2000 CAPITAL TRANSACTIONS:
(i) In March 2000, the Company issued 16.6 million subordinate voting shares for gross cash proceeds of $757.4 and incurred $17.3 in share issue costs, net of tax of $9.5.

(ii) During 2000, pursuant to employee share purchase and option plans and LTIP awards, the Company issued 1.3 million subordinate voting shares as a result of the exercise of options for cash of $9.2.

(iii) During 2000, the Company issued 0.1 million of reserved shares at an ascribed value of $1.1 for $0.2 cash. As at December 31, 2000, 0.4 million subordinate voting shares remain reserved for issuance at an ascribed value of $1.7.

2001 CAPITAL TRANSACTIONS:
(iv) In May 2001, the Company issued 12.0 million subordinate voting shares for gross cash proceeds of $714.0 and incurred $6.6in share issuance costs, net of tax of $3.4.

(v) During 2001, pursuant to employee share purchase and option plans and LTIP awards, the Company issued 1.1 million subordinate voting shares as a result of the exercise of options for cash of $23.7 and recorded a tax benefit of $5.5.

(vi) In 2001, the Company issued 12.7 million subordinate voting shares, as consideration for acquisitions, for an ascribed value of $558.5 and reserved
0.6 million shares at an ascribed value of $8.5. During 2001, the Company issued
0.5 million of reserved shares at an ascribed value of $4.3. As at December 31, 2001, 0.5 million subordinate voting shares remain reserved for issuance at an ascribed value of $5.9.

(c)  STOCK OPTION PLANS:

(i)  LONG-TERM INCENTIVE PLAN (LTIP)
The Company established the LTIP prior to the closing of its initial public offering. Under this plan, the Company may grant stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants ("eligible participants") of the Company, its subsidiaries and other companies or partnerships in which the Company has a significant investment. Under the LTIP, up to 23.0 million subordinate voting shares may be issued from treasury. Options are granted at prices equal to the market value of the day prior to the date of the grant and are exercisable during a period not to exceed ten years from such date.

(ii) EMPLOYEE SHARE PURCHASE AND OPTION PLANS (ESPO)
The Company has ESPO plans that were available to certain of its employees and executives. As a result of the establishment of the LTIP, no further options or shares may be issued under the ESPO plans. Pursuant to the ESPO plans, employees and executives of the Company were offered the opportunity to purchase, at prices equal to market value, subordinate voting shares and, in connection with such purchase, receive options to acquire an additional number of subordinate voting shares based on the number of subordinate voting shares acquired by them under the ESPO plans. The exercise price for the options is equal to the price per share paid for the corresponding subordinate voting shares acquired under the ESPO plans.

Stock option transactions were as follows:

                                                                                                      WEIGHTED
                                                                                                      AVERAGE
NUMBER OF OPTIONS (IN MILLIONS)                                                           SHARES   EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998                                                           11.5      $    5.41
Granted                                                                                     5.2      $   30.05
Exercised                                                                                  (1.7)     $    8.25
Cancelled                                                                                  (0.4)     $    7.37
-------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999                                                           14.6      $   14.84
Granted                                                                                     4.2      $   55.40
Exercised                                                                                  (1.4)     $    6.85
Cancelled                                                                                  (0.2)     $    7.33
-------------------------------------------------------------------------------------------------
Outstanding at December 31, 2000                                                           17.2      $   25.16
Granted/assumed                                                                             8.5      $   42.54
Exercised                                                                                  (1.6)     $   14.89
Cancelled                                                                                  (0.2)     $   23.36
-------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2001                                                           23.9      $   31.67
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

Cash consideration received on options exercised                                        $  23.7
-------------------------------------------------------------------------------------------------

Shares reserved for issuance upon exercise of stock options or awards (in millions)        28.8
-------------------------------------------------------------------------------------------------


36   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


The following options were outstanding as at December 31, 2001:

                                       OUTSTANDING      WEIGHTED       EXERCISABLE     WEIGHTED      REMAINING
                        RANGE OF         OPTIONS         AVERAGE         OPTIONS        AVERAGE        LIFE
PLAN                EXERCISE PRICES   (IN MILLIONS)  EXERCISE PRICE   (IN MILLIONS)  EXERCISE PRICE   (YEARS)
--------------------------------------------------------------------------------------------------------------
ESPO               $  5.00 - $  7.50       5.3           $  5.34          3.9           $  5.42          6
LTIP               $  8.75 - $ 13.69       1.7           $ 12.16          0.9           $ 11.96          7
                   $ 24.18 - $ 24.18       0.8           $ 24.18          0.4           $ 24.18          8
                   $ 24.91 - $ 36.89       0.8           $ 30.58           --               --          10
                   $ 39.03 - $ 39.03       2.9           $ 39.03          1.4           $ 39.03          8
                   $ 41.89 - $ 41.89       6.4           $ 41.89           --                --         10
                   $ 44.23 - $ 54.15       0.6           $ 49.46           --                --          9
                   $ 55.40 - $ 60.06       4.1           $ 55.96          1.0           $ 55.96          9
                   $ 73.04 - $ 74.90       0.1           $ 73.42           --                --          9
Other              $  0.93 - $ 13.31       1.0           $  5.73          0.9           $  5.67          5
Other              $ 29.73 - $ 72.84       0.2           $ 46.28           --                --          5
                                          ----
                                          23.9
                                          ----

12.  EARNINGS PER SHARE:

The following table sets forth the calculation of basic and diluted earnings
(loss) per share:

                                                                  YEAR ENDED DECEMBER 31
----------------------------------------------------------------------------------------------
                                                              1999        2000         2001
----------------------------------------------------------------------------------------------
Numerator:
   Net earnings (loss)                                     $    68.4   $   206.7    $   (39.8)
   Convertible debt accretion, net of tax                         --        (5.4)       (15.0)
----------------------------------------------------------------------------------------------
   Earnings (loss) available to common shareholders        $    68.4   $   201.3    $   (54.8)

Denominator:
   Weighted average shares - basic (in millions)               167.2       199.8        213.9
   Effect of dilutive securities (in millions):
      Employee stock options (1)                                 4.0         7.8           --
      Convertible debt                                            --         4.2           --
----------------------------------------------------------------------------------------------
   Weighted average shares - diluted (in millions) (2)         171.2       211.8        213.9

Earnings (loss) per share:
   Basic                                                   $    0.41   $    1.01    $   (0.26)
   Diluted                                                 $    0.40   $    0.98    $   (0.26)

(1) For 1999 and 2000, excludes the effect of 3.4 million and 3.3 million "out of the money" options, respectively, as they are anti-dilutive.
(2) For 2001, excludes the effect of options and convertible debt as they are anti-dilutive due to the loss.

13.  OTHER CHARGES:

                                                                  YEAR ENDED DECEMBER 31
----------------------------------------------------------------------------------------------
                                                              1999        2000         2001
----------------------------------------------------------------------------------------------
Restructuring (a)                                          $      --   $      --    $    237.0
Other (b)                                                         --          --          36.1
----------------------------------------------------------------------------------------------
                                                           $      --   $      --    $    273.1
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

(a) RESTRUCTURING:
The Company recorded a pre-tax restructuring charge of $237.0 in 2001, in response to a slowing end market. The Company's restructuring plan focused on facility consolidations and a workforce reduction. The following table details the components of the restructuring charge:

                                                                  YEAR ENDED DECEMBER 31
----------------------------------------------------------------------------------------------
                                                              1999        2000         2001
----------------------------------------------------------------------------------------------
Employee termination costs                                 $      --   $      --    $     90.7
Lease and other contractual obligations                           --          --          35.3
Facility exit costs and other                                     --          --          12.4
Asset impairment (non-cash)                                       --          --          98.6
----------------------------------------------------------------------------------------------
                                                           $      --   $      --    $    237.0
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


The following table details the activity in the accrued restructuring liability:

                                                 LEASE AND
                                    EMPLOYEE       OTHER       FACILITY
                                  TERMINATION   CONTRACTUAL   EXIT COSTS
                                     COSTS      OBLIGATIONS    AND OTHER       TOTAL
--------------------------------------------------------------------------------------
Balance at January 1, 2001         $    --        $    --       $    --      $     --
Provision                             90.7           35.3          12.4         138.4
Cash payment                         (51.2)          (1.6)         (2.9)        (55.7)
--------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001       $  39.5        $  33.7       $   9.5      $   82.7
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

Employee terminations were made across all geographic regions of the Company with the majority pertaining to manufacturing and plant employees. A total of 12,041 employees have been identified to be terminated, of which 9,711 employees were terminated during 2001. The remaining termination costs are expected to be paid out during 2002.

The non-cash charges for asset impairment reflects the write-down of certain long-lived assets across all geographic regions that have become impaired as a result of the rationalization of facilities. The asset impairments relate to goodwill and intangible assets, machinery and equipment, buildings and improvements. The assets were written down to their recoverable amounts using estimated cash flows.

The Company expects to complete the major components of the restructuring plan by the end of 2002, except for certain long-term lease contractual obligations.

(b)  OTHER:
In 2001, the Company recorded a non-cash charge of $36.1. This is comprised of a write-down of the carrying value of certain assets, primarily goodwill and intangible assets.

14.  INCOME TAXES:

                                                                  YEAR ENDED DECEMBER 31
----------------------------------------------------------------------------------------------
                                                              1999        2000         2001
----------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAX:
   Canadian operations                                     $    84.8   $   179.4    $   34.7
   Foreign operations                                           19.6        96.5       (76.6)
----------------------------------------------------------------------------------------------
                                                           $   104.4   $   275.9    $  (41.9)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

CURRENT INCOME TAX EXPENSE:
   Canadian operations                                     $    25.4    $   51.2    $   17.2
   Foreign operations                                            5.3        28.9         8.6
----------------------------------------------------------------------------------------------
                                                           $    30.7    $   80.1    $   25.8
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

DEFERRED INCOME TAX EXPENSE (RECOVERY):
   Canadian operations                                     $    14.4    $   33.0    $   (5.4)
   Foreign operations                                           (9.1)      (43.9)      (22.5)
----------------------------------------------------------------------------------------------
                                                           $     5.3    $  (10.9)   $  (27.9)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

The overall income tax provision differs from the provision computed at the statutory rate as follows:

                                                                  YEAR ENDED DECEMBER 31
----------------------------------------------------------------------------------------------
                                                              1999        2000         2001
----------------------------------------------------------------------------------------------
Combined Canadian federal and provincial income tax rate       44.6%       44.0%        42.1%
----------------------------------------------------------------------------------------------
Income taxes (recovery) based on earnings (loss) before
income taxes at statutory rates                            $    46.6   $   121.4    $  (17.7)
Increase (decrease) resulting from:

Manufacturing and processing deduction                          (8.1)      (17.7)       (5.0)
Foreign income taxed at lower rates                            (11.4)      (43.9)       (2.9)
Amortization of non-deductible costs                             9.5         8.9         15.4
Other, including large corporations tax                         (0.6)        0.5          8.1
----------------------------------------------------------------------------------------------
Income tax expense (recovery)                              $    36.0   $    69.2     $  (2.1)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


38   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


Deferred income taxes are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are comprised of the following as at December 31, 2000 and 2001:

                                                                  2000          2001
--------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Income tax effect of net operating losses carried forward       $   52.5      $   51.9
Accounting provisions not currently deductible                      21.6          63.5
Capital, intangible and other assets                                 6.7          17.0
Share issue and convertible debt issue costs                        23.0          17.2
Other                                                                1.8           4.5
--------------------------------------------------------------------------------------
Total deferred tax assets                                          105.6         154.1
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES:
Capital, intangible and other assets                               (12.4)        (37.7)
Deferred pension asset                                              (8.9)         (9.1)
Other                                                               (0.8)         (4.5)
--------------------------------------------------------------------------------------
Total deferred tax liabilities                                     (22.1)        (51.3)
--------------------------------------------------------------------------------------
Deferred income tax asset, net                                  $   83.5      $  102.8
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

Celestica has been granted tax incentives, including tax holidays, for its Czech Republic, China, Malaysia, Thailand and Singapore subsidiaries. These tax incentives expire between 2002 and 2012, and are subject to certain conditions with which the Company expects to comply.

As at December 31, 2001, the Company had $340.0 of non-capital (net operating) losses, the income tax benefits of which have been recognized in the financial statements. A portion of these losses have an indefinite carry-forward period. The other portion of these losses will expire over a 20-year period commencing in 2005.

The Company also has net capital losses amounting to $11.5, and has recognized the benefit of these losses in the financial statements.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, the character of the tax asset and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, the Company will need to generate future taxable income of approximately $295.0. Based upon projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these assets.

15.  RELATED PARTY TRANSACTIONS:

In 2001, the Company expensed acquisition and management related fees of $2.1 (2000 - $2.1; 1999 - $2.0) and capitalized acquisition related fees of $Nil (2000 - $0.5; 1999 - $Nil) charged by its parent company. Management believes that the fees charged were reasonable in relation to the services provided.

16. PENSION AND NON-PENSION POST-RETIREMENT BENEFIT PLANS:

The Company provides various pension and non-pension post-retirement benefit plans for its employees. Non-pension post-retirement benefits are available to all Company retirees. The benefits include medical, surgical, hospitalization coverage, supplemental health, dental and group life insurance. Certain employees participate in defined benefit plans; all other employees participate in defined contribution plans.

The following information is provided with respect to the defined contribution plans:

                                                                  YEAR ENDED DECEMBER 31
----------------------------------------------------------------------------------------------
                                                              1999        2000         2001
----------------------------------------------------------------------------------------------
Period cost, plans providing pension benefits              $   8.6     $    12.8    $     18.9
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

For the defined benefit pension plans, actuarial estimates are based on projections of employees' compensation levels at the time of retirement. Maximum retirement benefits are based upon the employees' best three consecutive years' earnings. The Company has funded the plans over the past four years based on actuarial calculations to maintain the plans on a fully funded basis. The most recent actuarial valuations were completed as at March and April 2000 and January 2001. The Company accrues the expected costs of providing non-pension, post-retirement benefits during the periods in which the employees render service.

                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits at December 31, 2000 and 2001 are as follows:

                                                           PENSION PLANS          OTHER BENEFIT PLANS
------------------------------------------------------------------------------------------------------
                                                       2000          2001          2000         2001
------------------------------------------------------------------------------------------------------
Plan assets, at fair value                           $  188.6      $  174.5      $    --      $    --
Projected benefit obligations                           170.3         179.1         47.7         56.4
------------------------------------------------------------------------------------------------------
Excess (deficit) of plan assets over projected
   benefit obligations                                   18.3          (4.6)       (47.7)       (56.4)
Unamortized past service costs                             --            --          4.3          4.1
Unrecognized net loss from past experience
   and effects of changes in assumptions                  9.7          33.6          5.3          5.0
Foreign currency exchange rate changes                   (2.2)         (0.6)          --           --
------------------------------------------------------------------------------------------------------
Deferred amount                                      $   25.8      $   28.4      $ (38.1)     $ (47.3)
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

The Company has one pension plan with accumulated benefit obligations in excess of plan assets. This plan has an accumulated benefit obligation of $114.2 and plan assets of $95.1.

The Company continues to make contributions to support ongoing plan obligations. These contributions have been included in the deferred pension amount on the consolidated balance sheets.

Pension fund assets consist primarily of fixed income and equity securities, valued at market value. The following information is provided on pension fund assets:

                                                           PENSION PLANS
----------------------------------------------------------------------------
                                                       2000          2001
----------------------------------------------------------------------------
Opening plan assets                                  $  191.1      $  188.6
Actual return on plan assets                              1.5         (13.1)
Foreign currency exchange rate changes                  (11.1)         (8.0)
Contributions by employees                                2.1           2.1
Contributions by employer                                 7.5          10.1
Benefits paid                                            (2.5)         (5.2)
----------------------------------------------------------------------------
                                                     $  188.6     $   174.5
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Vested benefit obligations                           $  100.6     $   174.6
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Accumulated benefit obligations                      $  143.2     $   174.6
----------------------------------------------------------------------------
----------------------------------------------------------------------------

There are no assets recorded for the other benefit plans.

Projected benefit obligations are outlined below:

                                                           PENSION PLANS          OTHER BENEFIT PLANS
------------------------------------------------------------------------------------------------------
                                                       2000          2001          2000         2001
------------------------------------------------------------------------------------------------------
Opening projected benefit obligations                $  147.3      $  170.3      $  17.5      $  47.7
Service cost                                              7.5           8.6          1.5          7.6
Interest cost                                            10.6          11.3          1.5          2.0
Benefits paid                                            (2.5)         (5.2)        (0.2)        (3.8)
Actuarial gains and losses                                7.3            --          0.4          4.6
Plan amendments                                            --           1.9          0.7           --
Acquisitions                                               --            --         26.3          1.1
Changes in assumptions                                    7.4          (1.9)         0.5         (1.4)
Foreign currency exchange rate changes                   (7.3)         (5.9)        (0.5)        (1.4)
------------------------------------------------------------------------------------------------------
                                                     $  170.3      $  179.1      $  47.7      $  56.4
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


40   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


Net plan expense is outlined below:

-------------------------------------------------------------------------------------------------------------------
                                                     PENSION PLANS                     OTHER BENEFIT PLANS
                                                YEAR ENDED DECEMBER 31                YEAR ENDED DECEMBER 31
-------------------------------------------------------------------------------------------------------------------
                                           1999          2000         2001        1999          2000        2001
-------------------------------------------------------------------------------------------------------------------
Plan cost:
Service cost - benefits earned           $    6.5     $     7.5    $     8.6    $    1.2     $     1.5    $     7.6
Interest cost on projected benefit
    obligations                               9.0          10.6         11.3         1.1           1.5          2.0
Actual return on plan assets                (30.0)         (1.5)        13.1          --            --           --
Amortization of past service costs             --           2.4         (5.8)         --            --           --
Net amortization and deferral                18.6         (15.0)       (21.4)        1.4           0.3          0.8
-------------------------------------------------------------------------------------------------------------------
                                         $    4.1      $    4.0    $     5.8    $    3.7     $     3.3    $    10.4
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Actuarial assumptions (percentages):
Weighted average discount rate for
   projected benefit obligations         6.0 - 6.5    6.5 - 7.0    5.8 - 7.8    6.5 - 8.0    7.0 - 8.0    7.0 - 7.8
Weighted average rate of
   compensation increase                 3.5 - 4.0          4.0          4.5          4.5          4.5          4.5
Weighted average expected long-term
   rate of return on plan assets               7.5    7.3 - 7.5    7.3 - 7.8           --           --           --
Health care cost trend rate                     --           --           --    5.1 - 7.4    5.1 - 6.8    3.5 - 8.0

A one-percentage point increase and decrease in the assumed healthcare cost trend rate would increase by $0.9 and decrease by $0.7 the service cost and increase by $5.1 and decrease by $4.0 the accumulated obligation for other benefit plans for the year ended December 31, 2001.

17.  FINANCIAL INSTRUMENTS:

FAIR VALUES:
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

(a) The carrying amounts of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

(b) The fair values of the Company's long-term debt, including the current portion thereof, is estimated based on the current trading value, where available, or with reference to similarly traded instruments with similar terms.

(c) The fair values of foreign currency contract obligations are estimated based on the current trading value, as quoted by brokers active in these markets.

The carrying amounts and fair values of the Company's financial instruments, where there are differences at December 31, 2000 and 2001, are as follows:

                                                           DECEMBER 31, 2000            DECEMBER 31, 2001
--------------------------------------------------------------------------------------------------------------
                                                       CARRYING         FAIR         CARRYING         FAIR
                                                        AMOUNT          VALUE         AMOUNT          VALUE
--------------------------------------------------------------------------------------------------------------
Senior Subordinated Notes and other long-term debt    $    130.0      $    135.2    $    143.0      $    149.5
Foreign currency contracts - asset (liability)                --             7.5            --            (7.4)

DERIVATIVES AND HEDGING ACTIVITIES:

The Company has entered into foreign currency contracts to hedge foreign currency risk relating to cash flow exposures. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on transactions being hedged. The counterparties to the contracts are multinational commercial banks and therefore the credit risk of counterparty non-performance is remote. As at December 31, 2001, the Company had outstanding foreign exchange contracts to sell $379.5 in exchange for Canadian dollars over a period of 17 months at a weighted average exchange rate of U.S. $0.65. In addition, the Company had exchange contracts to sell $191.8 in exchange for Euros over a period of 15 months at a weighted average exchange rate of U.S. $0.88, $56.6 in exchange for British pounds sterling over a period of 15 months at a weighted average exchange rate of U.S. $1.40, $46.3 in exchange for Mexican pesos over a period of 12 months at a weighted average exchange rate of U.S. $0.10, $24.2 in exchange for Thailand baht over a period of 12 months at a weighted average exchange rate of U.S. $0.02 and $6.4 in exchange for Czech koruna over a period of 12 months at a weighted average exchange rate of U.S. $0.03. At December 31, 2001, these contracts had a fair value liability of $7.4 (2000 - asset of $7.5).


                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


CONCENTRATION OF RISK:
The Company is a turnkey manufacturer of sophisticated electronics for original equipment manufacturers engaged in the electronics manufacturing industry. Financial instruments that potentially subject the Company to concentrations of credit risk are primarily inventory repurchase obligations of customers, accounts receivable and cash equivalents. The Company performs ongoing credit evaluations of its customers' financial conditions. In certain instances, the Company obtains letters of credit from its customers. The Company considers its concentrations of credit risk in determining its estimates of reserves for potential credit losses. The Company maintains cash and cash equivalents in high quality short-term investments or on deposit with major financial institutions.

18.  COMMITMENTS AND CONTINGENCIES:

The Company has operating leases and license commitments that require future payments as follows:

                                             OPERATING    LICENSE
                                              LEASES    COMMITMENTS       TOTAL
--------------------------------------------------------------------------------
2002                                         $ 103.5      $  0.6        $  104.1
2003                                            81.3           -            81.3
2004                                            38.0           -            38.0
2005                                            26.4           -            26.4
2006                                            20.4           -            20.4
THEREAFTER                                      89.2           -            89.2
--------------------------------------------------------------------------------

Contingent liabilities in the form of letters of credit and guarantees, including guarantees of employee share purchase loans, amounted to $24.1 at December 31, 2001 (2000 - $12.0).

In the normal course of operations the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

19.  SIGNIFICANT CUSTOMERS:

During 2001, three customers individually comprised 23%, 21% and 11% of total revenue across all geographic segments. At December 31, 2001, two customers represented 14% and 26% of total accounts receivable.

During 2000, two customers individually comprised 25% and 21% of total revenue across all geographic segments. At December 31, 2000, two customers represented 21% and 26% of total accounts receivable.

During 1999, three customers individually comprised 25%, 18% and 12% of total revenue across all geographic segments. At December 31, 1999, two customers represented 14% and 15% of total accounts receivable.

20.  SEGMENTED INFORMATION:

The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, integration costs related to acquisitions and other charges). The Company monitors enterprise-wide performance based on adjusted net earnings, which is calculated as net earnings (loss) before amortization of intangible assets, integration costs related to acquisitions and other charges, net of related income taxes. Inter-segment transactions are reflected at market value.

The following is a breakdown of: revenue; EBIAT, adjusted net earnings (which is after income taxes); capital expenditures; total assets; intangible assets; and capital assets by operating segment. Certain comparative information has been restated to reflect changes in the management of operating segments.


42   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


                                                               YEAR ENDED DECEMBER 31
------------------------------------------------------------------------------------------
                                                            1999         2000       2001
------------------------------------------------------------------------------------------
REVENUE
Americas                                                 $ 3,587.5   $ 6,542.7   $ 6,334.6
Europe                                                     1,108.6     2,823.3     3,001.3
Asia                                                         710.2       871.6       991.1
Elimination of inter-segment revenue                        (109.1)     (485.5)     (322.6)
------------------------------------------------------------------------------------------
                                                         $ 5,297.2   $ 9,752.1   $10,004.4
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

                                                               YEAR ENDED DECEMBER 31
------------------------------------------------------------------------------------------
                                                              1999        2000      2001
------------------------------------------------------------------------------------------
EBIAT
Americas                                                 $   114.2    $  200.1    $  192.9
Europe                                                        42.8       121.1       128.5
Asia                                                          23.3        40.7        49.7
------------------------------------------------------------------------------------------
                                                             180.3       361.9       371.1
Interest, net                                                (10.7)       19.0         7.9
Amortization of intangible assets                            (55.6)      (88.9)     (125.0)
Integration costs related to acquisitions                     (9.6)      (16.1)      (22.8)
Other charges                                                   --          --      (273.1)
------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                      $   104.4    $  275.9    $  (41.9)
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Adjusted net earnings                                    $   123.0    $  304.1    $  320.6
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

                                                               YEAR ENDED DECEMBER 31
------------------------------------------------------------------------------------------
                                                              1999        2000      2001
------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Americas                                                 $   138.0   $   154.0    $  107.9
Europe                                                        29.1        86.9        55.4
Asia                                                          44.7        41.9        36.0
------------------------------------------------------------------------------------------
                                                         $   211.8   $   282.8    $  199.3
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

                                                                      AS AT DECEMBER 31
------------------------------------------------------------------------------------------
                                                                     2000            2001
------------------------------------------------------------------------------------------
TOTAL ASSETS
Americas                                                          $  3,444.6    $  3,408.2
Europe                                                               1,904.7       1,626.3
Asia                                                                   588.7       1,598.4
------------------------------------------------------------------------------------------
                                                                  $  5,938.0    $  6,632.9
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

INTANGIBLE ASSETS
Americas                                                          $    307.8    $    516.4
Europe                                                                 196.6         165.6
Asia                                                                    73.9         874.0
------------------------------------------------------------------------------------------
                                                                  $    578.3    $  1,556.0
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

CAPITAL ASSETS
Americas                                                          $    327.0    $    468.0
Europe                                                                 216.0         279.1
Asia                                                                    90.4         168.0
------------------------------------------------------------------------------------------
                                                                  $    633.4    $    915.1
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------


                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


The following table details the Company's external revenue allocated by manufacturing location among foreign countries exceeding 10%:

                                                               YEAR ENDED DECEMBER 31
------------------------------------------------------------------------------------------
                                                            1999        2000         2001
------------------------------------------------------------------------------------------
REVENUE
Canada                                                       43%         28%          20%
United States                                                22%         30%          35%
Italy                                                        --          10%          13%
United Kingdom                                               19%         17%          11%

21.  SUBSEQUENT EVENT:

In January 2002, the Company entered into an agreement with NEC Corporation to purchase certain manufacturing assets in Miyagi and Yamanashi, Japan. This acquisition is expected to close in the first quarter of 2002.

22.  CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. The significant differences between Canadian and United States GAAP and their effect on the consolidated financial statements of the Company are described below:

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS):

The following table reconciles net earnings (loss) as reported in the accompanying consolidated statements of earnings (loss) to net earnings (loss) that would have been reported had the consolidated financial statements been prepared in accordance with United States GAAP:

                                                                                  YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------
                                                                            1999           2000         2001
--------------------------------------------------------------------------------------------------------------
Net earnings (loss) in accordance with Canadian GAAP                       $  68.4      $  206.7      $ (39.8)
Compensation expense (a)                                                      (1.9)         (2.5)        (3.2)
Interest expense on convertible debt, net of tax of $9.5 (2000 - $3.8) (b)      --          (6.8)       (17.7)

Other charges (c)                                                               --            --         (2.7)
Gain on foreign exchange contract, net of tax of $3.6 (d)                       --            --         12.1
--------------------------------------------------------------------------------------------------------------
Net earnings (loss) in accordance with United States GAAP                  $  66.5      $  197.4      $ (51.3)

Other comprehensive income:
Cumulative effect of a change in accounting policy, net of tax of $1.9 (e)      --            --          5.6
Net loss on derivatives designated as hedges, net of tax of $3.2 (e)            --            --        (11.7)
Minimum pension liability, net of tax of $6.4 (f)                               --            --        (14.9)
Foreign currency translation adjustment                                       (3.5)           --          1.2
--------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) in accordance with United States GAAP          $  63.0      $  197.4      $ (71.1)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

The following table sets forth the computation of United States GAAP basic and diluted earnings (loss) per share:

                                                                                  YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------
                                                                            1999           2000         2001
--------------------------------------------------------------------------------------------------------------
Earnings (loss) available to shareholders - basic                          $  66.5      $  197.4      $ (51.3)
Add: Interest expense on convertible debt, net of tax                           --           6.8         17.7
--------------------------------------------------------------------------------------------------------------
Earnings (loss) available to shareholders - diluted                        $  66.5      $  204.2      $ (33.6)

Weighted average shares - basic (in millions)                                167.2         199.8        213.9
Weighted average shares - diluted (in millions) (1)                          171.2         211.8        213.9

Basic earnings (loss) per share                                            $  0.40      $   0.99      $ (0.24)
Diluted earnings (loss) per share                                          $  0.39      $   0.96      $ (0.24)

(1) For 2001, excludes the effect of options and convertible debt as they are anti-dilutive due to the loss.


44   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


The cumulative effect of these adjustments on shareholders' equity of the Company is as follows:

                                                                                AS AT DECEMBER 31
--------------------------------------------------------------------------------------------------------------
                                                                       1999            2000            2001
--------------------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with Canadian GAAP               $  1,658.2     $  3,469.3      $  4,745.6
Compensation expense (a)                                                  (8.1)         (10.6)          (13.8)
Capital stock (a)                                                          6.1            8.6            11.8
Interest expense on convertible debt, net of tax (b)                        --           (6.8)          (24.5)
Convertible debt (b)                                                        --         (860.5)         (886.8)
Convertible debt accretion, net of tax (b)                                  --            5.4            20.4
Other charges (c)                                                           --             --            (2.7)
Gain on foreign exchange contract, net of tax (d)                           --             --            12.1
Net loss on cash flow hedges (e)                                            --             --            (6.1)
Minimum pension liability, net of tax (f)                                   --             --           (14.9)
--------------------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with United States GAAP          $  1,656.2     $  2,605.4      $  3,841.1
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(a) In 1998, the Company amended the vesting provisions of 6.2 million employee stock options issued in 1997 and 1998. Under the previous vesting provisions, such options vested based on the achievement of earnings targets. A portion of these options now vest over a specified time period and the balance vested on completion of the initial public offering in 1998. Under United States GAAP, this amendment required a new measurement date for purposes of accounting for compensation expense, resulting in a charge equal to the aggregate difference between the fair value of the underlying subordinate voting shares at the date of the amendment and the exercise price for such options. As a result, under United States GAAP the Company has and will record an aggregate $15.6 non-cash stock compensation charge to be reflected in earnings and capital stock over the vesting period as follows: 1998 - $4.2; 1999 - $1.9; 2000 - $2.5; 2001 - $3.2;
2002 - $3.8. No similar charge is required to be recorded by the Company under Canadian GAAP.

(b) Under Canadian GAAP, the Company recorded the convertible debt as an equity instrument and recorded accretion charges to retained earnings. Under United States GAAP, the convertible debt was recorded as a long-term liability and accordingly, the Company recorded the accretion charges and amortization of debt issue costs to interest expense.

(c) In 2001, the Company recorded a charge to write-down goodwill, which was measured using undiscounted cash flows. United States GAAP requires the use of discounted cash flows, resulting in an additional charge of $2.7.

(d) In 2001, the Company entered into a forward exchange contract to hedge the cash portion of the purchase price for the Omni acquisition. The transaction does not qualify for hedge accounting treatment under SFAS No. 133 which specifically precludes hedges of forecasted business combinations. As a result, the gain on the exchange contract of $15.7, less tax of $3.6, is recognized in income for United States GAAP. For Canadian GAAP, the gain on the contract was included in the cost of the acquisition, resulting in a goodwill value that is $15.7 lower for Canadian GAAP than United States GAAP.

(e) The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company has implemented SFAS No. 133 for 2001 for purposes of the United States GAAP reconciliation. The Company enters into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. All relationships between hedging instruments and hedged items, as well as risk management objectives and strategies, are documented. Changes in the spot value of the foreign currency contracts that are designated, effective and qualify as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income and are reclassified into the same component of earnings and in the same period as the hedged transaction is recognized. Accordingly, on January 1, 2001, the Company recorded an asset in the amount of $7.5 and a corresponding credit to other comprehensive income as a cumulative effect type adjustment to reflect the initial mark-to-market on the foreign currency contracts pursuant to United States GAAP. At December 31, 2001, the Company has recorded a liability of $7.4 and has recorded the corresponding adjustments to other comprehensive income and earnings. It is expected that $7.0 of net losses reported in accumulated other comprehensive income will be reclassified into earnings during the period ended December 31, 2002. Under Canadian GAAP, the derivative instruments are not marked to market and the related, off-balance sheet gains and losses are recognized in earnings in the same period as the hedged transactions.

(f) Under United States GAAP, the Company is required to record an additional minimum pension liability for one of its plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets. Other comprehensive income has been charged with $14.9, net of tax of $6.4. No such adjustments are required under Canadian GAAP.

                   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T    45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts)


OTHER DISCLOSURES REQUIRED UNDER UNITED STATES GAAP:
(a) Stock based compensation:

The Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123. However, SFAS No. 123 does require the disclosure of pro forma net earnings
(loss) and earnings (loss) per share information as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. Accordingly, the fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.4% (2000 - 5.4%; 1999 - 5%), dividend yield of 0%, a volatility factor of the expected market price of the Company's shares of 70% (2000 - 70%; 1999 - 47%); and a weighted-average expected option life of 7.5 years in 2001 (2000 -
7.5 years; 1999-5 years). The weighted-average grant date fair values of options issued in 2001 was $34.31 per share (2000 - $40.49 per share; 1999 - $10.24 per share). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period. For the year ended December 31, 2001, the Company's United States GAAP pro forma loss is $97.1 and basic loss per share is $0.45 (2000 - earnings of $176.2 and $0.88 per share; 1999 - earnings of $52.3 and $0.31 per share).

(b) Accumulated other comprehensive income (loss):

                                                                                  YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------------
                                                                            1999           2000         2001
--------------------------------------------------------------------------------------------------------------
Opening balance of accumulated net gain on cash flow hedges                $     --     $     --     $      --
Cumulative effect of a change in accounting policy, net of tax (e)               --           --           5.6
Net loss on derivatives designated as hedges (e)                                 --           --         (11.7)
--------------------------------------------------------------------------------------------------------------
Closing balance of accumulated net loss on cash flow hedges                      --           --          (6.1)

Opening balance of foreign currency translation account                        (0.6)        (4.1)         (4.1)
Foreign currency translation gain (loss)                                       (3.5)          --           1.2
--------------------------------------------------------------------------------------------------------------
Closing balance of foreign currency translation account                        (4.1)        (4.1)         (2.9)

Minimum pension liability, net of tax (f)                                        --           --         (14.9)
--------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive loss                                       $   (4.1)    $   (4.1)     $  (23.9)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(c) Under United States GAAP, the subtotal "cash from earnings" would be excluded from the consolidated statements of cash flows.

(d)  New United States accounting pronouncements:

In July 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Intangible Assets." These statements are substantially consistent with CICA Sections 1581 and 3062 (refer to note 2(n)) except that under United States GAAP, any transitional impairment charge is recognized in earnings as a cumulative effect of a change in accounting principle. Under Canadian GAAP, the cumulative adjustment is recognized in opening retained earnings.

In October 2001, FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which retains the fundamental provisions of SFAS 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for the Company's fiscal year commencing January 1, 2002, to be applied prospectively. In August 2001, SFAS 143, "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS 143 is effective for the Company's fiscal year commencing January 1, 2003. The Company expects the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.

46   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

                            SHARE    INFORMATION

SHARE INFORMATION

shares and options outstanding at December 31, 2001 (in millions)
-------------------------------------------------------------------------------
Subordinate Voting Shares (NYSE, TSE)                                    190.6
Multiple Voting Shares                                                    39.1
-------------------------------------------------------------------------------
Shares issued and outstanding                                            229.7
Shares for Convertible Debt                                               10.3
Employee Stock Options                                                    23.9
-------------------------------------------------------------------------------


institutional/retail split
---------------------------------
institutional                 76%
retail                        24%
---------------------------------

Source: Celestica estimates, Thomson Financial


global ownership
---------------------------------
U.S./International            80%
Canada                        20%
---------------------------------

Source: Celestica estimates, Thomson Financial


average daily trading volumes
----------------------------------------------------------
(in millions)                 1998    1999    2000    2001
NYSE                          0.3     0.4     1.1      2.4
TSE                           0.5     0.6     0.8      1.3
----------------------------------------------------------

Source: Bloomberg

total volumes traded
----------------------------------------------------------
(in millions)                 1998    1999    2000    2001
NYSE                           22     116     315      702
TSE                            34     143     202      408
----------------------------------------------------------

Source: Bloomberg

top 20 CLS broker volumes
                                   (VOLUME MILLIONS)                                       (VOLUME MILLIONS)
------------------------------------------------------------------------------------------------------------
1        Banc of America Securities      97.3               11   Goldman Sachs                   27.4
2        Salomon Smith Barney            80.6               12   Credit Suisse First Boston      27.0
3        Merrill Lynch                   65.7               13   JP Morgan H&Q                   24.7
4        Morgan Stanley                  65.1               14   UBS Warburg                     23.2
5        ABN-AMRO                        46.7               15   Yorkton Securities              21.1
6        CIBC World Markets              41.7               16   TD Securities                   20.8
7        National Bank Financial         41.6               17   Knight/Trimark Group            19.0
8        Lehman Brothers                 35.7               18   Robertson Stephens              18.2
9        Royal Bank Financial            33.7               19   Thomas Weisel                   11.2
10       BMO Nesbitt Burns               33.6               20   Bear Stearns                    11.0
------------------------------------------------------------------------------------------------------------

Source: AutEx/BlockDATA, Toronto Stock Exchange. NYSE and TSE combined totals.


48   2 0 0 1   C E L E S T I C A   A N N U A L   R E P O R T

SHARE INFORMATION

                                         RESEARCH     BANKING
FIRM                                     COVERAGE   RELATIONSHIP*
-----------------------------------------------------------------
1        ABN AMRO                            o          o
-----------------------------------------------------------------
2        A.G. Edwards & Sons                 o
-----------------------------------------------------------------
3        Banc of America Securities          o          o
-----------------------------------------------------------------
4        Bank of Tokyo-Mitsubishi                       o
-----------------------------------------------------------------
5        Bear Stearns                        o
-----------------------------------------------------------------
6        BMO Nesbitt Burns                   o          o
-----------------------------------------------------------------
7        Canaccord Capital                   o
-----------------------------------------------------------------
8        CIBC World Markets                  o          o
-----------------------------------------------------------------
9        Credit Suisse First Boston          o          o
-----------------------------------------------------------------
10       Deutsche Banc Alex. Brown           o          o
-----------------------------------------------------------------
11       Dlouhy Merchant                     o
-----------------------------------------------------------------
12       Edward Jones                        o
-----------------------------------------------------------------
13       Goldman, Sachs & Co.                o          o
-----------------------------------------------------------------
14       Griffiths, McBurney &  Partners     o
-----------------------------------------------------------------
15       JP Morgan H & Q                     o          o
-----------------------------------------------------------------
16       Lehman Brothers                     o
-----------------------------------------------------------------
17       McDonald Investments                o
-----------------------------------------------------------------
18       Merrill Lynch                       o          o
-----------------------------------------------------------------
19       Midwest Research                    o
-----------------------------------------------------------------
20       Morgan Stanley Dean Witter          o          o
-----------------------------------------------------------------
21       National Bank Financial             o          o
-----------------------------------------------------------------
22       Needham and Company                 o
-----------------------------------------------------------------
23       Paradigm Capital                    o
-----------------------------------------------------------------
24       Prudential Securities               o
-----------------------------------------------------------------
25       Raymond James                       o
-----------------------------------------------------------------
26       RBC Capital Markets                 o          o
-----------------------------------------------------------------
27       Robertson Stephens                  o          o
-----------------------------------------------------------------
28       Royal Bank of Scotland                         o
-----------------------------------------------------------------
29       Salomon Smith Barney                o          o
-----------------------------------------------------------------
30       Scotia Capital                      o          o
-----------------------------------------------------------------
31       SoundView Technology Group          o
-----------------------------------------------------------------
32       Sprott Securities                   o
-----------------------------------------------------------------
33       TD Newcrest                         o          o
-----------------------------------------------------------------
34       Thomas Weisel Partners              o
-----------------------------------------------------------------
35       Yorkton Securities                  o
-----------------------------------------------------------------

* Has earned fees in the past for financial services provided to Celestica.


CELESTICA INC. PUBLIC CREDIT RATINGS
STANDARD & POOR'S

Corporate credit rating       BB+
Subordinated notes rating     BB-
Bank loan rating              BB+
Outlook                       Stable

MOODY'S INVESTOR SERVICE

Senior implied rating         Ba1
Subordinated notes rating     Ba2
Bank loan rating              Ba1
Outlook                       Stable



AUDIT AND NON-AUDIT FEES

The Company's auditors are KPMG LLP. In 2001, KPMG LLP billed the Company $1.5 million for the audit of the Company`s annual financial statements and $2.9 million for tax, audit-related and other services. KPMG LLP did not provide any financial information systems design and implementation services to the Company.

The audit committee of the Company's board of directors has considered that the provision of the non-audit services is compatible with maintaining KPMG's independence.

The Company also used other public accounting firms for consulting and other services totalling $3.1 million.



CORPORATE INFORMATION

ANNUAL MEETING

The 2001 annual meeting of Celestica shareholders will be held at 10:00 a.m. Eastern Standard Time, April 17, 2002 at:

Imperial Room
Fairmont Royal York Hotel
100 Front Street
Toronto, Ontario
Canada M5J 1E3

HEAD OFFICE
CELESTICA INC.
12 Concorde Place, 8th Floor
Toronto, Ontario
Canada  M3C 3R8

WEB SITE
http://www.celestica.com


AUDITORS
KPMG LLP
Yonge Corporate Centre
4120 Yonge Street, Suite 500
Toronto, Ontario
Canada  M2P 2B8

TRANSFER AGENTS AND REGISTRAR
SUBORDINATE VOTING SHARES

CANADA:
Computershare Trust Company
   of Canada
100 University Avenue, 9th Floor
Toronto, Ontario  M5J 2Y1
Tel:   1-800-663-9097
Fax:   416-644-3804


U.S.:
Computershare Trust Company, Inc.
12039 West Alameda Parkway
Lakewood, Colorado
80228
USA
Tel:  303-986-5400
Fax:  303-986-2444

INVESTOR RELATIONS
CELESTICA INVESTOR RELATIONS
12 Concorde Place, 8th Floor
Toronto, Ontario
Canada M3C 3R8
Tel:   416-448-2211
Fax:   416-448-2280
E-mail:  clsir@celestica.com


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DIRECTORS

EUGENE V. POLISTUK
Eugene V. Polistuk is the founder, Chairman of the Board of Directors and Chief Executive Officer of Celestica. He has been the Chief Executive Officer of Celestica since its establishment in 1994, and was the company's President until February 2001.

Since 1986, Mr. Polistuk has been instrumental in charting Celestica's transformation and executing the company's successful evolution from its early history as an operating unit with IBM, to a standalone company, to a US$10 billion public company and leader in the electronics manufacturing services industry. Previously, Mr. Polistuk spent 25 years with IBM Canada where, over the course of his career, he managed all key functional areas of the business. Mr. Polistuk holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Toronto and a Doctor of Engineering (Hon.) from Ryerson University. His vision and leadership have been consistently acknowledged by both industry and his peers. In 1994, he was presented with the '2T5 Meritorious Service Medal' in recognition of his meritorious service in and for the profession, by his peers in the University of Toronto Engineering Alumni Association. He has been the recipient of ELECTRONIC BUSINESS' Outstanding CEO award, and most recently, under Mr. Polistuk's leadership, Celestica has been recognized as the number one ranking company on BUSINESSWEEK's 2001 InfoTech
100 list, and as CANADIAN BUSINESS' Company of the Year in the publication's 2001 Tech 100 issue.

ANTHONY P. PUPPI
Anthony P. Puppi has been the Chief Financial Officer of Celestica since its establishment and a director of Celestica since October 1996. He was appointed Executive Vice President in October 1999 and General Manager, Global Services in January 2001. Mr. Puppi is responsible for Celestica's global financial activities, as well as a number of global service businesses, including design, repair and power systems. From 1980 to 1992, he held positions of increasing financial management responsibility with IBM Canada. Mr. Puppi holds a Bachelor of Business Administration degree in Finance and a Master of Business Administration degree from York University.

ROBERT L. CRANDALL
Robert L. Crandall is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/American Airlines Inc. Mr. Crandall has been a director of Celestica since July 1998. He is also a director of Allied World Assurance Company, Anixter International Inc., Clear Channel Communications Inc., the Halliburton Company, and i2 Technologies Inc. He also serves on the International Advisory Board of American International Group Inc. Mr. Crandall holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

WILLIAM A. ETHERINGTON
William A. Etherington is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. Mr. Etherington has been a director of Celestica since October 2001. After joining IBM Canada in 1964, Mr. Etherington ran successively larger portions of the company's business in Canada, Latin America, Europe and from the corporate office in Armonk, New York. He retired from IBM after a 37-year career. Mr. Etherington holds a Bachelor of Science in Electrical Engineering and a Doctor of Laws (Hon.) degree from the University of Western Ontario.

MARK L. HILSON
Mark L. Hilson is a Vice President of Onex and has acted as a director of Celestica since 1996. Mr. Hilson joined Onex in 1988 and was appointed Vice President in 1993. Prior to 1988, he was an associate in the Mergers & Acquisitions Group at Merrill Lynch. Mr. Hilson is also a director of MAGNATRAX Corporation (metal fabrication), Unitive Inc. (advanced semi conductor packaging), Vincor International Inc. (vintner) and a governor of Wilfrid Laurier University and the Shaw Festival. Mr. Hilson holds an Honours Bachelor of Business Administration (gold medallist) from Wilfrid Laurier University and a Master of Business Administration (George F. Baker Scholar) from the Harvard University Graduate School of Business Administration.

RICHARD S. LOVE
Richard S. Love is a former Vice President of Hewlett-Packard and a former General Manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett-Packard's Computer Systems Organization. Mr. Love has been a director of Celestica since July 1998. From 1962 until 1997, he held positions of increasing responsibility with Hewlett-Packard, becoming Vice President in 1992. He is a former director of HMT Technology Corporation (electronics manufacturing) and the Information Technology Industry Council. Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University and a Master of Business Administration degree from Fairleigh Dickinson University.

ROGER L. MARTIN
Roger L. Martin is Dean and Professor of Strategy at the Joseph L. Rotman School of Management at the University of Toronto and has been a director of Celestica since July 1998. Mr. Martin was formerly a director of Monitor Company, a Cambridge, Massachusetts-based consulting firm and is Chair of the Ontario Task Force on Competitiveness, Productivity, and Economic Progress. Mr. Martin also serves as a director for Thomson Corporation, Ontario SuperBuild Corporation, the Canadian Film Centre, and as a trustee of the Hospital for Sick Children. Mr. Martin holds an AB degree (cum laude) from Harvard College, and a Master of Business Administration degree from the Harvard University Graduate School of Business Administration.


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ANTHONY R. MELMAN
Anthony R. Melman is a Vice President of Onex and has been a director of Celestica since 1996. Dr. Melman joined Onex Corporation in 1984 and is actively involved in negotiating acquisitions, divestitures, and the financing thereof. He serves on the boards of various Onex subsidiaries. From 1977 to 1984, Dr. Melman was Senior Vice President of Canadian Imperial Bank of Commerce in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. Dr. Melman holds a Bachelor of Science from the University of The Witwatersrand, a Master of Business Administration (gold medalist) from Cape Town University and a Ph.D. in Finance from the University of The Witwatersrand.

MICHIO NARUTO
Michio Naruto has been Chairman of the Board of ICL (International Computer Ltd.) since 1997. He has been special representative of Fujitsu since June, 2000 and was Vice Chairman of Fujitsu until April, 2000. Mr Naruto is currently Chairman of Toyota Info Technology Center, a subsidiary of Toyota Motor Corporation. He has been a director of Celestica since October 2001. Mr. Naruto joined Fujitsu Limited in February 1962. In 1981, when the company entered into the technology agreement with ICL, he held the position of General Manager, Business Administration of International Operations. He was appointed to the board of Fujitsu Limited in 1985, in charge of International Operations. Later his responsibility in Fujitsu covered the ICL Business Group; Legal and Industry Relations; External Affairs and Export Control. In his current capacity, he attends various international conferences as special representative of Fujitsu and also takes a role as chairman of Fujitsu Research Institute. Mr. Naruto holds a Bachelor of Laws degree from the University of Tokyo.

GERALD W. SCHWARTZ
Gerald W. Schwartz is the Chairman of the Board, President and Chief
Executive Officer of Onex Corporation and has been a director of Celestica since July 1998. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of CanWest Capital Corp., now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia, SC International Services, Inc. (airline catering) and Phoenix Pictures Inc. (entertainment). Mr. Schwartz is also Vice Chairman and member of the Executive Committee of Mount Sinai Hospital and is a director, governor or trustee of a number of other organizations, including Junior Achievement, Canadian Council of Christians and Jews and The Board of Associates of the Harvard Business School. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration and a Doctor of Laws (Hon.) from St. Francis Xavier University.

DON TAPSCOTT
Don Tapscott is an internationally sought authority, consultant and speaker on business strategy and organizational transformation. He is the author of several widely read books on the application of technology in business. Mr. Tapscott is the co-founder of Digital 4Sight, a company that researches and designs new business models for Global 2000 organizations; President of New Paradigm Learning Corporation, Chairman of Maptuit, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also a founding member of the Committee of Advisers of the Business and Economic Roundtable on Addiction and Mental Health. Mr. Tapscott has been a director of Celestica since September 1998. He holds a Bachelor of Science degree in Psychology and Statistics and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.

OFFICERS OF THE COMPANY

EUGENE V. POLISTUK
Chairman, Chief Executive Officer

J. MARVIN MAGEE
President, Chief Operating Officer

ANTHONY P. PUPPI
Executive Vice President, Chief Financial Officer and General Manager, Global Services

R. THOMAS TROPEA
Vice Chair, Global Customer Units and Worldwide Marketing and Business
Development

ANDREW G. GORT
Executive Vice President, Global Supply Chain Management

ALASTAIR KELLY
Executive Vice President, Corporate Development

ARTHUR P. CIMENTO
Senior Vice President, Corporate Strategies

LISA J. COLNETT
Senior Vice President, Worldwide Process Management and Chief Information
Officer

IAIN S. KENNEDY
Senior Vice President, Integration

DONALD S. MCCREESH
Senior Vice President, Human Resources

DANIEL P. SHEA
Senior Vice President and Chief Technology Officer

RAHUL SURI
Senior Vice President, Mergers and Acquisitions

PETER J. BAR
Vice President and Corporate Controller

ELIZABETH L. DELBIANCO
Vice President, General Counsel and Secretary

F. GRAHAM THOURET
Vice President and Corporate Treasurer


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                                     VALUES

At Celestica, we are proud of our history in the technology industry. We compete to win in the global marketplace with products and services that delight our customers. We are committed to providing superior value to our stakeholders. Our key competitive advantage is our people - technology alone will not guarantee our future. Creativity, commitment and our passion for responsiveness allow us to thrive in a changing business environment. To ensure continued financial success, pride in our workplace and high morale, we are committed to achieving Celestica's goals through adherence to these stated values and principles:

PEOPLE
We are responsible and trustworthy. We have a sense of ownership and perform best when:

o Respect for the individual is demonstrated and we treat each other with dignity and fairness.
o    Diversity and equity are embraced in all our policies and practices.
o    Status differentials are based only on business requirements.
o    Conflict is resolved in a direct and timely manner.
o    Work is stimulating and challenging.
o    There is a balance between work and personal life.
o The leadership team sets an example by demonstrating commitment to these values and principles.

PARTNERSHIPS
Mutually beneficial relationships with customers, suppliers, educational institutions and the community are essential.

o The highest standards of ethical behaviour are followed in all of our dealings.
o We understand and anticipate our partners' needs and capabilities, and help them plan for future requirements.
o    Suppliers and other partners are recognized as an extension of our team.
o    We support and encourage community involvement.

CUSTOMERS
Celestica's success is driven by our customers' success.

o    It is easy to do business with us.
o We respond to our customers' needs with speed, agility and a `can do' attitude.
o    We are competitive with our commitments and we meet them.

QUALITY
Quality is defined by the customer.

o    Requirements are clearly defined, communicated and understood.
o    We strive for error-free work and defect prevention.
o Variances are detected and permanently corrected at the source, ensuring that defects do not escape to the customer.
o    Continuous improvement is designed into every aspect of our business.
o    Quality is everyone's responsibility.
o    We do not compromise quality.

TEAMWORK AND EMPOWERMENT
We work together to achieve Celestica's goals.

o    We support Celestica's goals over a team's or individual's business goals.
o Teams have the necessary skills, resources, information and authority to self-manage both social and technical issues.
o    Roles and responsibilities are clearly defined and understood.
o    Adaptability, flexibility and initiative are expected from all.
o We willingly undertake any task required for the effective operation of our business.
o    Leadership roles and activities are shared.
o    Decisions are made:
     -    at the source;
     -    based on input from those affected;
     -    considering both business and individual needs.
o    We are accountable for our actions and responsibilities.
o    We challenge boundaries and practices to initiate improvement.
o    We encourage activities that build teamwork and high morale.

TECHNOLOGY AND PROCESSES
Our success is based on innovation and technology leadership.

o    We make optimal use of resources and adhere to defined processes.
o    We strive for simplicity and ease-of-use in the design of processes.
o Processes and systems are understood and developed with input from those responsible for execution.
o We use tools, technology and processes best suited to sustain our competitive advantage.

COMMUNICATION
We take time to listen and ensure understanding.

o    Information is shared to maximize understanding, commitment and ownership.
o Communication is clear, timely, honest, accurate and takes place directly between concerned parties.
o    We constructively offer and accept feedback.


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HIGH-CALIBRE WORKFORCE
We maintain a high-calibre workforce.

o We attract and retain people with the best qualifications, skills, aptitudes and attitudes that match our long-term requirements and work culture.
o    We are trained and qualified to be proficient in our jobs.
o The development of appropriate technical, interpersonal and team skills is a shared responsibility between Celestica and each employee.
o We are responsible for effective knowledge transfer, skills development and succession planning.
o Developmental and job opportunities are known and accessible to all employees.
o    We are committed to continuous learning.
o We have a flexible workforce in which employment arrangements may differ. We are committed to making employment a rewarding experience for both Celestica and the individual.

COMPENSATION AND RECOGNITION
Our compensation programs are competitive and influenced by overall company success.

o    We know what is expected of us and how our contribution is measured.
o    Ongoing poor performance is not tolerated.
o We encourage innovation and risk-taking, and treat errors as opportunities to learn and grow.
o Skills, knowledge and contributions to the achievement of goals are key elements that influence compensation, recognition and opportunity.
o Individual, team and company achievements are recognized in a fair and consistent manner.
o    We celebrate our successes.

ENVIRONMENT

We take pride in our workplace and are a responsible corporate citizen.

o Each of us is obligated to maintain a safe, clean, healthy and secure work environment.
o    Our workplace is a showcase of our capabilities.
o    We promote a healthy lifestyle.
o    We protect the environment.


                              ENVIRONMENTAL POLICY

Celestica has adopted the following Environmental Policy - to protect the environment and to conduct its operations in the electronics manufacturing industry using sound management practices. This policy is the foundation for our environmental objectives listed below.

o Be an environmentally responsible neighbour in the communities where we operate. We will act responsibly to correct conditions that impact health, safety or the environment.

o Commit to a `prevention of pollution' program and achieve continual improvement in our environmental objectives.

o Environmental objectives and targets will be set each year based on the previous year's results and trends.

o    Practice conservation in all areas of our business.

o Develop safe, energy efficient and environmentally conscious products and manufacturing processes.

o Assist in the development of technological solutions to environmental problems.

o Comply with or exceed all applicable and anticipated environmental Legislation and Regulations. Where none exist, we will set and adhere to stringent standards of our own.

o Conduct rigorous self-assessments and audits to ensure our compliance with this policy on an ongoing basis.


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CELESTICA GLOBAL LOCATIONS


CORPORATE HEAD OFFICE
12 Concorde Place
8th Floor
Toronto, Ontario
Canada M3C 3R8

OPERATIONS

THE AMERICAS
CANADA
844 Don Mills Road
Toronto, Ontario
Canada M3C 1V7

18107 Trans-Canada Highway
Kirkland, Quebec
Canada H9J 3K1

U.S.A.
7400 Scott Hamilton Drive
Little Rock, Arkansas
U.S.A. 72209

25902 Town Centre Drive
Foothill Ranch, California
U.S.A. 92610

5325 Hellyer Avenue
San Jose, California
U.S.A. 95138

1200 West 120th Avenue
Westminster, Colorado
U.S.A. 80234

4701 Technology Parkway
Fort Collins, Colorado
U.S.A. 80528

1615 East Washington Street
Mt. Pleasant, Iowa
U.S.A. 52641

20 Alpha Road
Chelmsford, Massachusetts
U.S.A. 01824

3050 Superior Drive NW
Rochester, Minnesota
U.S.A. 55901

9 Northeastern Boulevard
Salem, New Hampshire
U.S.A. 03079

3600 Tarheel Drive
Raleigh, North Carolina
U.S.A. 27609

6200 E. Broad Street
Columbus, Ohio
U.S.A. 43213

7725 West Reno Avenue, 4th Floor
P.O. Box 26060
Oklahoma City, Oklahoma
U.S.A. 73126

4607 SE International Parkway
Milwaukie, Oregon
U.S.A. 9722

4616 West Howard Lane
Building 1, Suite 100
Austin, Texas
U.S.A. 78728

1050 Venture Court
Carrollton, Texas
U.S.A. 75006

925 First Avenue
P.O. Box 5000
Chippewa Falls, Wisconsin
U.S.A. 54729

MEXICO
Av. Iteso #8900-2
Col. Pinar de la Calma
Tlaquepaque, Jalisco
Mexico C.P. 45080

Blvd. Parque Industrial
Monterrey No. 208
Apocada, Nuevo Leon
Mexico C.P. 66600

Av. De la Noria
No 125 Parque Industrial Queretaro
Santa Rosa Jauregui, Queretaro
Mexico

BRAZIL
Rod. SP 340 S/N Km 128, 7B
Jaguariuna, Sao Paolo
Brazil CEP 13820-000

EUROPE
CZECH REPUBLIC
Billundska 3111
Kladno, Czech Republic
CZ 272 01

Ulice Osvobezni 363
Rajecko, Czech Republic
CZ 679 02

FRANCE
ZI de Saint Lambert
49412 Saumur Cedex
France

IRELAND
Holybanks
Swords
Co. Dublin
Ireland

ITALY
Via Ardeatina 2491
00040 Santa Palomba (Roma)
Italia

Via Lecco 61
20059 Vimercate (Milano)
Italia

UNITED KINGDOM
Westfields House
West Avenue
Kidsgrove, Stoke-on-Trent
Staffordshire
U.K. ST7 1TL

Castle Farm
Priorslee
Telford
Shropshire
U.K. TF2 9SA

ASIA
CHINA
Mai Yuen Guan Li Qu, Changping
Dongguan, Guangdong
P.R.C. 511737

2005 Yang Gao Bei Road
318 Fa Sai Road, Wai Gao Qiao
   Free Trade Zone
Pudong, Shanghai
P.R.C. 200131

No. 158-58 Hua Shan Road
Suzhou New District, Jiangsu Province
P.R.C. 215219

4th Floor, Block B, No. 5, Xinghan Street
Suzhou Industrial Park, Jiangsu Province
P.R.C. 215021

No. 33 Xiangxing Road 1st
Xiangyu Free Trade Zone
Huli District, Xiamen
P.R.C. 361006

HONG KONG
4/F, Goldlion Holdings Centre
13-15 Yuen Shun Circuit
Siu Lek Yuen, Shatin
Hong Kong

INDONESIA
Lot 509, Jalan Delima
Batamindo Industrial Park
Mukakuning, Batam
Indonesia 29433

Kawasan Industri Bintan
Jln Terati Lot D13
Lobam, Tanjong Uban
Indonesia 29152

JAPAN
450-3 Higashishinmachi, Ota-shi
Gunma, Japan 373-0015

MALAYSIA
No 9, Jalan Tampoi 7/4
81200 Johor Bahru
Johor Darul Takzim, Malaysia

No 10 & 10A, Jalan Bayu
Kawasan Perindustrian Hasil
81200 Johor Bahru, Malaysia

Plot 15, Jalan Hi-Tech
2/3 Phase 1
Kulim Hi-Tech Park
0900 Kulim, Kedah
Malaysia

Lot 7294 Jalan Perusahaan 2
Parit Buntar Industrial Estate
34200 Parit Buntar
Perak, Malaysia

SINGAPORE
2 Ang Mo Kio Street 64, Level 2
Ang Mo Kio Industrial Park 3
Singapore, Singapore
569084

39 Tuas Basin Link
Singapore, Singapore
638772

Blk 33 Marsiling Industrial Estate Road 3
Woodlands Avenue 5 #07-01
Singapore, Singapore
739256

TAIWAN

4f, 113, Sec. 1, Chung Chen Road
Taipei, Taiwan
R.O.C.

THAILAND
49/12 Moo 5
Laem Chabang
Industrial Estate
Siracha District
Chon Buri Province
Thailand 20230

64/65 Moo 4, Highway 331, T. Pluakdaeng
A. Pluakdaeng, Rayong
Thailand 21140


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